SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of November, 2016

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant’s name into English)

Avenida República do Chile, 65

20031-912 – Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

Quarterly

Information – ITR

At September 30, 2016 and report on

review of Quarterly Information

(A free translation of the original in

Portuguese)

Index (Expressed in millions of reais, unless otherwise indicated)

(A free translation of the original in Portuguese)

Report on review of Quarterly Information

Introduction

We have reviewed the accompanying parent company and consolidated interim accounting information of Petróleo Brasileiro S.A—Petrobras, included in the Quarterly Information Form (ITR) for the quarter ended September 30, 2016, comprising the balance sheet at that date and the statements of income and comprehensive income for the quarter and nine-month periods then ended, and the statements of changes in equity and cash flows for the nine-month period then ended, and a summary of significant accounting policies and other explanatory information.

Management is responsible for the preparation of the parent company and consolidated interim accounting information in accordance with the accounting standard CPC 21, Interim Financial Reporting, of the Brazilian Accounting Pronouncements Committee (CPC) and International Accounting Standard (IAS) 34, Interim Financial Reporting issued by the International Accounting Standards Board (IASB), as well as the presentation of this information in accordance with the standards issued by the Brazilian Securities Commission (CVM), applicable to the preparation of the Quarterly Information (ITR). Our responsibility is to express a conclusion on this interim accounting information based on our review.

Scope of review

We conducted our review in accordance with Brazilian and International Standards on Reviews of Interim Financial Information (NBC TR 2410—Review of Interim Financial Information Performed by the Independent Auditor of the Entity and ISRE 2410—Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Brazilian and International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the interim information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying parent company and consolidated interim accounting information included in the quarterly information referred to above has not been prepared, in all material respects, in accordance with CPC 21 and IAS 34 applicable to the preparation of the Quarterly Information, and presented in accordance with the standards issued by the CVM.

Emphasis – Impact of the Lava Jato Operation on the Company’s results

We draw attention to Note 3 of the interim financial information which describes that:

i)	no additional information has been identified through the date of this accounting information which could materially impact the estimation methodology adopted for the write off recorded on September 30, 2014 ; and

ii)	the internal investigations being conducted by outside legal counsel under the supervision of a Special Committee created by the Company and the investigation conducted by the Securities and Exchange Commission are still on going.

We also draw attention to note 29.4 of the interim financial information which describes class actions filed against the Company, for which a possible loss, or range of possible losses, cannot be reasonably estimated as they are in their preliminary stages.

Our report is not modified as a result of these matters.

Other matters – Statements of Value Added

We have also reviewed the parent company and consolidated statements of value added for the nine-month period ended September 30, 2016. These statements are the responsibility of the Company’s management, and are required to be presented in accordance with standards issued by the CVM applicable to the preparation of Quarterly Information (ITR) and are considered supplementary information under IFRS, which do not require the presentation of the statement of value added. These statements have been submitted to the same review procedures described above and, based on our review, nothing has come to our attention that causes us to believe that they have not been prepared, in all material respects, in a manner consistent with the parent company and consolidated interim accounting information taken as a whole.

Rio de Janeiro, November 10, 2016

PricewaterhouseCoopers

Auditores Independentes

CRC 2SP000160/O-5 “F” RJ

Marcos Donizete Panassol

Contador CRC 1SP155975/O-8 “S” RJ

Company Data / Share Capital Composition

Current Quarter
Number of Shares (Thousand)	09/30/2016
From Paid-in Capital
Common	7,442,454
Preferred	5,602,043

Total	13,044,497

Treasury Shares
Common	0
Preferred	0

Total	0

Parent Company Interim Accounting Information / Statement of Financial Position—Assets

(R$ Thousand)

		Current Quarter	Previous Fiscal Year
Account Code	Account Description	09/30/2016	12/31/2015
1	Total Assets	645,862,000	698,646,000
1.01	Current Assets	71,763,000	82,453,000
1.01.01	Cash and Cash Equivalents	5,276,000	16,553,000
1.01.02	Marketable Securities	9,495,000	10,794,000
1.01.03	Trade and Other Receivables	16,245,000	20,863,000
1.01.04	Inventories	23,599,000	24,015,000
1.01.06	Recoverable Taxes	6,303,000	6,506,000
1.01.06.01	Current Recoverable Taxes	6,303,000	6,506,000
1.01.06.01.01	Current Income Tax and Social Contribution	1,234,000	1,520,000
1.01.06.01.02	Other Recoverable Taxes	5,069,000	4,986,000
1.01.08	Other Current Assets	10,845,000	3,722,000
1.01.08.01	Non-Current Assets Held for Sale	5,430,000	535,000
1.01.08.03	Others	5,415,000	3,187,000
1.01.08.03.01	Advances to Suppliers	451,000	208,000
1.01.08.03.02	Others	4,964,000	2,979,000
1.02	Non-Current Assets	574,099,000	616,193,000
1.02.01	Long-Term Receivables	37,751,000	49,085,000
1.02.01.01	Marketable Securities Measured at Fair Value	1,000	2,000
1.02.01.02	Marketable Securities Measured at Amortized Cost	280,000	258,000
1.02.01.03	Trade and Other Receivables	4,662,000	6,361,000
1.02.01.06	Deferred Taxes	12,695,000	24,641,000
1.02.01.06.01	Deferred Income Tax and Social Contribution	3,362,000	15,156,000
1.02.01.06.02	Deferred Taxes and Contributions	9,333,000	9,485,000
1.02.01.09	Other Non-Current Assets	20,113,000	17,823,000
1.02.01.09.03	Advances to Suppliers	672,000	1,017,000
1.02.01.09.04	Judicial Deposits	10,192,000	8,590,000
1.02.01.09.05	Other Long-Term Assets	9,249,000	8,216,000
1.02.02	Investments	102,512,000	115,536,000
1.02.03	Property, Plant and Equipment	424,918,000	442,439,000
1.02.04	Intangible Assets	8,918,000	9,133,000

Parent Company Interim Accounting Information / Statement of Financial Position—Liabilities

(R$ Thousand)

		Current Quarter	Previous Fiscal Year
Account Code	Account Description	09/30/2016	12/31/2015
2	Total Liabilities	645,862,000	698,646,000
2.01	Current Liabilities	108,666,000	105,247,000
2.01.01	Payroll, Profit Sharing and Related Charges	7,442,000	4,212,000
2.01.02	Trade Payables	21,258,000	28,172,000
2.01.04	Current Debt and Finance Lease Obligations	64,260,000	54,481,000
2.01.04.01	Current Debt	63,053,000	52,913,000
2.01.04.03	Finance Lease Obligations	1,207,000	1,568,000
2.01.05	Other Liabilities	12,892,000	15,458,000
2.01.05.02	Others	12,892,000	15,458,000
2.01.05.02.04	Other Taxes and Contributions	9,046,000	11,762,000
2.01.05.02.05	Other Accounts Payable	3,846,000	3,696,000
2.01.06	Provisions	2,648,000	2,436,000
2.01.06.02	Other Provisions	2,648,000	2,436,000
2.01.06.02.04	Pension and Medical Benefits	2,648,000	2,436,000
2.01.07	Liabilities Associated with Non-Current Assets Held for Sale and Discontinued	166,000	488,000
2.02	Non-Current Liabilities	277,661,000	338,668,000
2.02.01	Non-Current Debt and Finance Lease Obligations	187,750,000	250,865,000
2.02.01.01	Non-Current Debt	182,742,000	245,439,000
2.02.01.03	Finance Lease Obligations	5,008,000	5,426,000
2.02.04	Provisions	89,911,000	87,803,000
2.02.04.01	Provisions for Tax Social Security, Labor and Civil Lawsuits	10,031,000	7,282,000
2.02.04.02	Other Provisions	79,880,000	80,521,000
2.02.04.02.04	Pension and Medical Benefits	48,285,000	44,546,000
2.02.04.02.05	Provision for Decommissioning Costs	29,957,000	34,641,000
2.02.04.02.06	Other Provisions	1,638,000	1,334,000
2.03	Shareholders’ Equity	259,535,000	254,731,000
2.03.01	Share Capital	205,432,000	205,432,000
2.03.02	Capital Reserves	261,000	237,000
2.03.04	Profit Reserves	92,396,000	92,396,000
2.03.05	Retained Earnings/Losses	(17,324,000)	—
2.03.08	Other Comprehensive Income	(21,230,000)	(43,334,000)

Parent Company Interim Accounting Information / Statement of Income

(R$ thousand)

Account Code	Account Description	Current Quarter 07/01/2016 to 09/30/2016	Accumulated of the Current Year 01/01/2016 to 09/30/2016	Same Quarter of the Previous Year 07/01/2015 to 09/30/2015	Accumulated of the Previous Year 01/01/2015 to 09/30/2015
3.01	Sales Revenues	55,934,000	166,642,000	63,695,000	186,764,000
3.02	Cost of Sales	(36,895,000)	(115,073,000)	(44,872,000)	(130,843,000)
3.03	Gross Profit	19,039,000	51,569,000	18,823,000	55,921,000
3.04	Operating Expenses / Income	(31,676,000)	(52,318,000)	(13,915,000)	(31,710,000)
3.04.01	Selling Expenses	(4,237,000)	(12,622,000)	(3,910,000)	(10,348,000)
3.04.02	General and Administrative Expenses	(2,290,000)	(6,148,000)	(1,871,000)	(5,742,000)
3.04.05	Other Operating Expenses	(13,988,000)	(27,717,000)	(9,731,000)	(24,366,000)
3.04.05.01	Other Taxes	(366,000)	(688,000)	(2,669,000)	(6,847,000)
3.04.05.02	Research and Development Expenses	(490,000)	(1,499,000)	(556,000)	(1,722,000)
3.04.05.03	Exploration Costs	(1,472,000)	(4,159,000)	(1,996,000)	(4,273,000)
3.04.05.05	Other Operating Expenses, Net	(3,135,000)	(11,381,000)	(4,510,000)	(10,350,000)
3.04.05.07	Impairment of Assets Charges / Reversals	(8,525,000)	(9,990,000)	—	(1,174,000)
3.04.06	Share of Profit / Gains on Interest in Equity-Accounted Investments	(11,161,000)	(5,831,000)	1,597,000	8,746,000
3.05	Net Income Before Financial Results, Profit Sharing and Income Taxes	(12,637,000)	(749,000)	4,908,000	24,211,000
3.06	Finance Income (Expenses), Net	(5,672,000)	(19,793,000)	(9,582,000)	(19,760,000)
3.06.01	Finance Income	632,000	1,773,000	606,000	2,475,000
3.06.01.01	Finance Income	632,000	1,773,000	606,000	2,475,000
3.06.02	Finance Expenses	(6,304,000)	(21,566,000)	(10,188,000)	(22,235,000)
3.06.02.01	Finance Expenses	(4,693,000)	(14,601,000)	(4,739,000)	(12,854,000)
3.06.02.02	Foreign Exchange and Inflation Indexation Charges, Net	(1,611,000)	(6,965,000)	(5,449,000)	(9,381,000)
3.07	Net Income Before Income Taxes	(18,309,000)	(20,542,000)	(4,674,000)	4,451,000
3.08	Income Tax and Social Contribution	1,851,000	3,208,000	915,000	(2,349,000)
3.08.02	Deferred	1,851,000	3,208,000	915,000	(2,349,000)
3.09	Net Income from Continuing Operations	(16,458,000)	(17,334,000)	(3,759,000)	2,102,000
3.11	Income / Loss for the Period	(16,458,000)	(17,334,000)	(3,759,000)	2,102,000
3.99	Basic Income per Share (Reais / Share)
3.99.01	Basic Income per Share
3.99.01.01	Common	(1.26000)	(1.33000)	(0.29000)	0.16000
3.99.01.02	Preferred	(1.26000)	(1.33000)	(0.29000)	0.16000
3.99.02	Diluted Income per Share
3.99.02.01	Common	(1.26000)	(1.33000)	(0.29000)	0.16000
3.99.02.02	Preferred	(1.26000)	(1.33000)	(0.29000)	0.16000

Parent Company Interim Accounting Information / Statement of Comprehensive Income

(R$ thousand)

Account Code	Account Description	Current Quarter 07/01/2016 to 09/30/2016	Accumulated of the Current Year 01/01/2016 to 09/30/2016	Same Quarter of the Previous Year 07/01/2015 to 09/30/2015	Accumulated of the Previous Year 01/01/2015 to 09/30/2015
4.01	Net Income for the Period	(16,458,000)	(17,334,000)	(3,759,000)	2,102,000
4.02	Other Comprehensive Income	4,590,000	22,114,000	(14,024,000)	(21,512,000)
4.02.03	Cumulative Translation Adjustments	4,638,000	(11,426,000)	19,440,000	26,530,000
4.02.07	Unrealized Gains / (Losses) on Cash Flow Hedge —Recognized in Shareholders’ Equity	(1,946,000)	37,210,000	(43,754,000)	(64,055,000)
4.02.08	Cash Flow Hedge—Reclassified to Profit or Loss	1,940,000	6,864,000	1,710,000	3,751,000
4.02.09	Deferred Income Tax and Social Contribution on Cash Flow Hedge	2,000	(14,985,000)	14,295,000	20,503,000
4.02.10	Share of Other Comprehensive Income of Equity-Accounted Investments	(44,000)	4,451,000	(5,715,000)	(8,241,000)
4.03	Total Comprehensive Income for the Period	(11,868,000)	4,780,000	(17,783,000)	(19,410,000)

Parent Company Interim Accounting Information / Statement of Cash Flows – Indirect Method

(R$ Thousand)

Account Code	Account Description	Accumulated of the Current Year 01/01/2016 to 09/30/2016	Accumulated of the Previous Year 01/01/2015 to 09/30/2015
6.01	Net Cash—Operating Activities	30,357,000	36,822,000
6.01.01	Cash Provided by Operating Activities	53,297,000	43,176,000
6.01.01.01	Net Income (loss) for the Period	(17,334,000)	2,102,000
6.01.01.03	Actuarial Expense with Pension and Medical Benefits	5,557,000	4,659,000
6.01.01.04	Share of Profit of Equity-Accounted Investments	5,831,000	(8,746,000)
6.01.01.05	Depreciation, Depletion and Amortization	28,630,000	19,573,000
6.01.01.06	Impairment Charges on Property, Plant and Equipment and Other Assets	9,990,000	1,193,000
6.01.01.07	Exploration Expenditures Written Off	2,899,000	3,099,000
6.01.01.08	Gains / (losses) on disposal/write-offs of assets, areas returned and cancelled projects	370,000	1,422,000
6.01.01.09	Foreign Exchange Variation, Indexation and Finance Charges	19,525,000	17,889,000
6.01.01.10	Deferred Income Taxes, Net	(3,208,000)	2,349,000
6.01.01.12	Allowance for Impairment of Trade Receivables	1,037,000	(364,000)
6.01.02	Decrease / (Increase) in Assets / Increase/(Decrease) in Liabilities	(22,940,000)	(6,354,000)
6.01.02.01	Trade and Other Receivables	(11,244,000)	602,000
6.01.02.02	Inventories	416,000	(2,021,000)
6.01.02.03	Judicial deposits	(1,602,000)	(1,717,000)
6.01.02.04	Other Assets	(2,989,000)	(2,712,000)
6.01.02.05	Trade Payables	(5,990,000)	(3,685,000)
6.01.02.06	Taxes Payables	(2,290,000)	3,901,000
6.01.02.07	Pension and Medical Benefits	(1,606,000)	(1,491,000)
6.01.02.08	Other Liabilities	2,365,000	769,000
6.02	Net Cash—Investing Activities	(22,218,000)	(52,654,000)
6.02.01	Capital Expenditures	(24,618,000)	(38,648,000)
6.02.02	(Additions)/reductions to Investments	(2,194,000)	(18,900,000)
6.02.03	Proceeds from Disposal of Assets (Divestment)	—	223,000
6.02.04	Investments in Marketable Securities	2,258,000	334,000
6.02.05	Dividends Received	2,336,000	4,337,000
6.03	Net Cash—Financing Activities	(19,416,000)	13,578,000
6.03.02	Proceeds from Long-Term Financing	47,466,000	71,892,000
6.03.03	Repayment of Principal	(61,451,000)	(53,748,000)
6.03.04	Repayment of Interest	(5,431,000)	(4,566,000)
6.05	Net Increase/ (Decrease) in Cash and Cash Equivalents	(11,277,000)	(2,254,000)
6.05.01	Cash and Cash Equivalents at the Beginning of the Year	16,553,000	5,094,000
6.05.02	Cash and Cash equivalents at the End of the Period	5,276,000	2,840,000

Parent Company Interim Accounting Information / Statement of Changes in Shareholders’ Equity—01/01/2016 to 09/30/2016

(R$ thousand)

Account Code	Account Description	Share Capital	Capital Reserves, Granted Options and Treasury Shares	Profit Reserves	Retained Earnings (Losses)	Accumulated Other Comprehensive Income	Shareholders’ Equity
5.01	Balance at the Beginning of the Period	205,432,000	237,000	92,396,000	—	(43,334,000)	254,731,000
5.03	Adjusted Opening Balance	205,432,000	237,000	92,396,000	—	(43,334,000)	254,731,000
5.04	Capital Transactions with Owners	—	24,000	—	10,000	(10,000)	24,000
5.04.08	Change in Interest in Subsidiaries	—	24,000	—	—	—	24,000
5.04.09	Realization of the Deemed Cost	—	—	—	10,000	(10,000)	—
5.05	Total of Comprehensive Income	—	—	—	(17,334,000)	22,114,000	4,780,000
5.05.01	Net Income for the Period	—	—	—	(17,334,000)	—	(17,334,000)
5.05.02	Other Comprehensive Income	—	—	—	—	22,114,000	22,114,000
5.07	Balance at the End of the Period	205,432,000	261,000	92,396,000	(17,324,000)	(21,230,000)	259,535,000

Parent Company Interim Accounting Information / Statement of Changes in Shareholders’ Equity—01/01/2015 to 09/30/2015

(R$ thousand)

Account Code	Account Description	Share Capital	Capital Reserves, Granted Options and Treasury Shares	Profit Reserves	Retained Earnings (Losses)	Accumulated Other Comprehensive Income	Shareholders’ Equity
5.01	Balance at the Beginning of the Period	205,432,000	(430,000)	127,222,000	—	(23,376,000)	308,848,000
5.03	Adjusted Opening Balance	205,432,000	(430,000)	127,222,000	—	(23,376,000)	308,848,000
5.04	Capital Transactions with Owners	—	1,000	—	8,000	(8,000)	1,000
5.04.08	Change in Interest in Subsidiaries	—	1,000	—	—	—	1,000
5.04.09	Realization of the Deemed Cost	—	—	—	8,000	(8,000)	—
5.05	Total of Comprehensive Income	—	—	—	2,102,000	(21,512,000)	(19,410,000)
5.05.01	Net Income for the Period	—	—	—	2,102,000	—	2,102,000
5.05.02	Other Comprehensive Income	—	—	—	—	(21,512,000)	(21,512,000)
5.07	Balance at the End of the Period	205,432,000	(429,000)	127,222,000	2,110,000	(44,896,000)	289,439,000

Parent Company Interim Accounting Information / Statement of Added Value

(R$ Thousand)

Account Code	Account Description	Accumulated of the Current Year 01/01/2016 to 09/30/2016	Accumulated of the Previous Year 01/01/2015 to 09/30/2015
7.01	Sales Revenues	253,661,000	291,838,000
7.01.01	Sales of Goods and Services	222,192,000	244,275,000
7.01.02	Other Revenues	5,439,000	6,789,000
7.01.03	Revenues Related to the Construction of Assets to be Used in Own Operations	27,067,000	40,410,000
7.01.04	Allowance / Reversal for Impairment of Trade Receivables	(1,037,000)	364,000
7.02	Inputs Acquired from Third Parties	(97,003,000)	(132,764,000)
7.02.01	Cost of Sales	(32,455,000)	(54,106,000)
7.02.02	Materials, Power, Third-Party Services and Other Operating Expenses	(41,250,000)	(62,550,000)
7.02.03	Impairment Charges / Reversals of Assets	(9,990,000)	(1,193,000)
7.02.04	Others	(13,308,000)	(14,915,000)
7.02.04.01	Tax Credits on Inputs Acquired from Third Parties	(13,308,000)	(14,915,000)
7.03	Gross Added Value	156,658,000	159,074,000
7.04	Retentions	(28,630,000)	(19,573,000)
7.04.01	Depreciation, Amortization and Depletion	(28,630,000)	(19,573,000)
7.05	Net Added Value Produced	128,028,000	139,501,000
7.06	Transferred Added Value	(4,598,000)	13,499,000
7.06.01	Share of Profit of Equity-Accounted Investments	(5,831,000)	8,746,000
7.06.02	Finance Income	589,000	4,523,000
7.06.03	Others	644,000	230,000
7.07	Total Added Value to be Distributed	123,430,000	153,000,000
7.08	Distribution of Added Value	123,430,000	153,000,000
7.08.01	Employee Compensation	22,316,000	18,035,000
7.08.01.01	Salaries	10,820,000	10,952,000
7.08.01.02	Fringe Benefits	10,664,000	6,274,000
7.08.01.03	Unemployment Benefits (FGTS)	832,000	809,000
7.08.02	Taxes and Contributions	53,277,000	67,637,000
7.08.02.01	Federal	28,834,000	42,794,000
7.08.02.02	State	24,202,000	24,581,000
7.08.02.03	Municipal	241,000	262,000
7.08.03	Return on Third-Party Capital	65,171,000	65,226,000
7.08.03.01	Interest	23,771,000	27,864,000
7.08.03.02	Rental Expenses	41,400,000	37,362,000
7.08.04	Return on Shareholders’ Equity	(17,334,000)	2,102,000
7.08.04.03	Retained Earnings / (Losses) for the Period	(17,334,000)	2,102,000

Consolidated Interim Accounting Information / Statement of Financial Position—Assets

(R$ Thousand)

		Current Quarter	Previous Fiscal Year
Account Code	Account Description	09/30/2016	12/31/2015
1	Total Assets	803,206,000	900,135,000
1.01	Current Assets	144,753,000	169,581,000
1.01.01	Cash and Cash Equivalents	70,060,000	97,845,000
1.01.02	Marketable Securities	2,542,000	3,047,000
1.01.03	Trade and Other Receivables	16,953,000	22,659,000
1.01.04	Inventories	27,627,000	29,057,000
1.01.06	Recoverable Taxes	8,709,000	10,732,000
1.01.06.01	Current Recoverable Taxes	8,709,000	10,732,000
1.01.06.01.01	Current Income Tax and Social Contribution	2,039,000	3,839,000
1.01.06.01.02	Other Recoverable Taxes	6,670,000	6,893,000
1.01.08	Other Current Assets	18,862,000	6,241,000
1.01.08.01	Non-Current Assets Held for Sale	12,623,000	595,000
1.01.08.03	Others	6,239,000	5,646,000
1.01.08.03.01	Advances to Suppliers	610,000	421,000
1.01.08.03.02	Others	5,629,000	5,225,000
1.02	Non-Current Assets	658,453,000	730,554,000
1.02.01	Long-Term Receivables	61,226,000	74,879,000
1.02.01.01	Marketable Securities Measured at Fair Value	8,000	21,000
1.02.01.02	Marketable Securities Measured at Amortized Cost	289,000	321,000
1.02.01.03	Trade and Other Receivables	11,959,000	14,327,000
1.02.01.06	Deferred Taxes	22,388,000	34,507,000
1.02.01.06.01	Deferred Income Tax and Social Contribution	11,543,000	23,490,000
1.02.01.06.02	Deferred Taxes and Contributions	10,845,000	11,017,000
1.02.01.09	Other Non-Current Assets	26,582,000	25,703,000
1.02.01.09.03	Advances to Suppliers	4,655,000	6,395,000
1.02.01.09.04	Judicial Deposits	11,474,000	9,758,000
1.02.01.09.05	Other Long-Term Assets	10,453,000	9,550,000
1.02.02	Investments	12,955,000	13,772,000
1.02.03	Property, Plant and Equipment	573,386,000	629,831,000
1.02.04	Intangible Assets	10,886,000	12,072,000

Consolidated Interim Accounting Information / Statement of Financial Position—Liabilities

(R$ Thousand)

		Current Quarter	Previous Fiscal Year
Account Code	Account Description	09/30/2016	12/31/2015
2	Total Liabilities	803,206,000	900,135,000
2.01	Current Liabilities	82,830,000	111,572,000
2.01.01	Payroll, Profit Sharing and Related Charges	8,261,000	5,085,000
2.01.02	Trade Payables	17,334,000	24,888,000
2.01.03	Taxes Obligations	647,000	410,000
2.01.03.01	Federal Taxes Obligations	647,000	410,000
2.01.03.01.01	Income Tax and Social Contribution Payable	647,000	410,000
2.01.04	Current Debt and Finance Lease Obligations	37,101,000	57,407,000
2.01.04.01	Current Debt	37,045,000	57,334,000
2.01.04.03	Finance Lease Obligations	56,000	73,000
2.01.05	Other Liabilities	16,262,000	20,738,000
2.01.05.02	Others	16,262,000	20,738,000
2.01.05.02.04	Other Taxes and Contributions	9,629,000	13,139,000
2.01.05.02.05	Other Accounts Payable	6,633,000	7,599,000
2.01.06	Provisions	2,753,000	2,556,000
2.01.06.02	Other Provisions	2,753,000	2,556,000
2.01.06.02.04	Pension and Medical Benefits	2,753,000	2,556,000
2.01.07	Liabilities Associated with Non-Current Assets Held for Sale and Discontinued	472,000	488,000
2.01.07.01	Liabilities Associated with Non-Current Assets Held for Sale	472,000	488,000
2.02	Non-Current Liabilities	458,360,000	530,633,000
2.02.01	Non-Current Debt and Finance Lease Obligations	361,064,000	435,616,000
2.02.01.01	Non-Current Debt	360,749,000	435,313,000
2.02.01.03	Finance Lease Obligations	315,000	303,000
2.02.03	Deferred Taxes	888,000	906,000
2.02.03.01	Deferred Income Tax and Social Contribution	888,000	906,000
2.02.04	Provisions	96,408,000	94,111,000
2.02.04.01	Provisions for Tax Social Security, Labor and Civil Lawsuits	12,787,000	8,776,000
2.02.04.02	Other Provisions	83,621,000	85,335,000
2.02.04.02.04	Pension and Medical Benefits	51,527,000	47,618,000
2.02.04.02.05	Provision for Decommissioning Costs	30,533,000	35,728,000
2.02.04.02.06	Other Provisions	1,561,000	1,989,000
2.03	Shareholders’ Equity	262,016,000	257,930,000
2.03.01	Share Capital	205,432,000	205,432,000
2.03.02	Capital Reserves	45,000	21,000
2.03.04	Profit Reserves	92,612,000	92,612,000
2.03.05	Retained Earnings/Losses	(17,324,000)	—
2.03.08	Other Comprehensive Income	(21,230,000)	(43,334,000)
2.03.09	Non-Controlling Interests	2,481,000	3,199,000

Consolidated Interim Accounting Information / Statement of Income

(R$ Thousand)

Account Code	Account Description	Current Quarter 07/01/2016 to 09/30/2016	Accumulated of the Current Year 01/01/2016 to 09/30/2016	Same Quarter of the Previous Year 07/01/2015 to 09/30/2015	Accumulated of the Previous Year 01/01/2015 to 09/30/2015
3.01	Sales Revenues	70,443,000	212,100,000	82,239,000	236,535,000
3.02	Cost of Sales	(47,106,000)	(144,934,000)	(58,484,000)	(164,808,000)
3.03	Gross Profit	23,337,000	67,166,000	23,755,000	71,727,000
3.04	Operating Expenses / Income	(33,509,000)	(61,220,000)	(17,510,000)	(42,681,000)
3.04.01	Selling Expenses	(3,333,000)	(10,774,000)	(3,855,000)	(9,465,000)
3.04.02	General and Administrative Expenses	(3,041,000)	(8,537,000)	(2,754,000)	(8,228,000)
3.04.05	Other Operating Expenses	(26,995,000)	(42,555,000)	(11,101,000)	(25,530,000)
3.04.05.01	Other Taxes	(612,000)	(1,600,000)	(3,055,000)	(7,768,000)
3.04.05.02	Research and Development Expenses	(491,000)	(1,501,000)	(556,000)	(1,730,000)
3.04.05.03	Exploration Costs	(1,859,000)	(4,647,000)	(2,234,000)	(4,637,000)
3.04.05.05	Other Operating Expenses, Net	(8,741,000)	(18,037,000)	(5,256,000)	(10,109,000)
3.04.05.07	Impairment of Assets Charges / Reversals	(15,292,000)	(16,770,000)	—	(1,286,000)
3.04.06	Share of Profit / Gains on Interest in Equity-Accounted Investments	(140,000)	646,000	200,000	542,000
3.05	Net Income Before Financial Results, Profit Sharing and Income Taxes	(10,172,000)	5,946,000	6,245,000	29,046,000
3.06	Finance Income (Expenses), Net	(7,122,000)	(21,876,000)	(11,444,000)	(23,113,000)
3.06.01	Finance Income	1,191,000	2,841,000	1,866,000	3,215,000
3.06.01.01	Finance Income	1,191,000	2,841,000	1,866,000	3,215,000
3.06.02	Finance Expenses	(8,313,000)	(24,717,000)	(13,310,000)	(26,328,000)
3.06.02.01	Finance Expenses	(6,171,000)	(18,455,000)	(6,403,000)	(15,655,000)
3.06.02.02	Foreign Exchange and Inflation Indexation Charges, Net	(2,142,000)	(6,262,000)	(6,907,000)	(10,673,000)
3.07	Net Income Before Income Taxes	(17,294,000)	(15,930,000)	(5,199,000)	5,933,000
3.08	Income Tax and Social Contribution	971,000	125,000	174,000	(5,522,000)
3.08.01	Current	(1,009,000)	(4,557,000)	(814,000)	(2,698,000)
3.08.02	Deferred	1,980,000	4,682,000	988,000	(2,824,000)
3.09	Net Income from Continuing Operations	(16,323,000)	(15,805,000)	(5,025,000)	411,000
3.11	Income / Loss for the Period	(16,323,000)	(15,805,000)	(5,025,000)	411,000
3.11.01	Attributable to Shareholders of Petrobras	(16,458,000)	(17,334,000)	(3,759,000)	2,102,000
3.11.02	Attributable to Non-Controlling Interests	135,000	1,529,000	(1,266,000)	(1,691,000)
3.99	Basic Income per Share (Reais / Share)
3.99.01	Basic Income per Share
3.99.01.01	Common	(1.26000)	(1.33000)	(0.29000)	0.16000
3.99.01.02	Preferred	(1.26000)	(1.33000)	(0.29000)	0.16000
3.99.02	Diluted Income per Share
3.99.02.01	Common	(1.26000)	(1.33000)	(0.29000)	0.16000
3.99.02.02	Preferred	(1.26000)	(1.33000)	(0.29000)	0.16000

Consolidated Interim Accounting Information / Statement of Comprehensive Income

(R$ Thousand)

Account Code	Account Description	Current Quarter 07/01/2016 to 09/30/2016	Accumulated of the Current Year 01/01/2016 to 09/30/2016	Same Quarter of the Previous Year 07/01/2015 to 09/30/2015	Accumulated of the Previous Year 01/01/2015 to 09/30/2015
4.01	Consolidated Net Income for the Period	(16,323,000)	(15,805,000)	(5,025,000)	411,000
4.02	Other Comprehensive Income	4,642,000	21,414,000	(13,209,000)	(20,324,000)
4.02.03	Cumulative Translation Adjustments	4,690,000	(12,126,000)	20,021,000	27,361,000
4.02.07	Unrealized Gains / (Losses) on Cash Flow Hedge —Recognized in Shareholders’ Equity	(2,174,000)	41,313,000	(49,628,000)	(72,576,000)
4.02.08	Cash Flow Hedge—Reclassified to Profit or Loss	2,137,000	7,534,000	1,862,000	4,193,000
4.02.09	Deferred Income Tax and Social Contribution on Cash Flow Hedge	16,000	(16,602,000)	16,241,000	23,253,000
4.02.10	Share of Other Comprehensive Income of Equity-Accounted Investments	(27,000)	1,295,000	(1,705,000)	(2,555,000)
4.03	Total Consolidated Comprehensive Income for the Period	(11,681,000)	5,609,000	(18,234,000)	(19,913,000)
4.03.01	Attributable to Shareholders of Petrobras	(11,869,000)	4,780,000	(17,781,000)	(19,410,000)
4.03.02	Attributable to Non-Controlling Interests	188,000	829,000	(453,000)	(503,000)

Consolidated Interim Accounting Information / Statement of Cash Flows – Indirect Method

(R$ Thousand)

Account Code	Account Description	Accumulated of the Current Year 01/01/2016 to 09/30/2016	Accumulated of the Previous Year 01/01/2015 to 09/30/2015
6.01	Net Cash—Operating Activities	65,965,000	61,133,000
6.01.01	Cash Provided by Operating Activities	71,901,000	64,763,000
6.01.01.01	Net Income (loss) for the Period	(15,805,000)	411,000
6.01.01.02	Actuarial Expense with Pension and Medical Benefits	6,010,000	5,055,000
6.01.01.03	Share of Profit of Equity-Accounted Investments	(646,000)	(542,000)
6.01.01.04	Depreciation, Depletion and Amortization	37,314,000	27,005,000
6.01.01.05	Impairment Charges on Property, Plant and Equipment and Other Assets	16,770,000	1,286,000
6.01.01.06	Exploration Expenditures Written Off	3,325,000	3,418,000
6.01.01.07	Gains / (losses) on disposal/write-offs of assets, areas returned and cancelled projects	894,000	1,034,000
6.01.01.08	Foreign Exchange Variation, Indexation and Finance Charges	22,204,000	22,823,000
6.01.01.09	Deferred Income Taxes, Net	(4,682,000)	2,824,000
6.01.01.11	Allowance for Impairment of Trade Receivables	1,695,000	566,000
6.01.01.12	Inventory Write-Down to Net Realizable Value (Market Value)	1,195,000	883,000
6.01.01.13	Reclassification of cumulative translation adjustment	3,627,000	—
6.01.02	Decrease / (Increase) in Assets / Increase/(Decrease) in Liabilities	(5,936,000)	(3,630,000)
6.01.02.01	Trade and Other Receivables	3,165,000	273,000
6.01.02.02	Inventories	(1,293,000)	(843,000)
6.01.02.03	Judicial Deposits	(1,734,000)	(1,678,000)
6.01.02.04	Other Assets	(1,992,000)	(2,096,000)
6.01.02.05	Trade Payables	(5,312,000)	(2,402,000)
6.01.02.06	Taxes Payables	308,000	5,515,000
6.01.02.07	Pension and Medical Benefits	(1,728,000)	(1,601,000)
6.01.02.08	Income Tax and Social Contribution Paid	(895,000)	(1,581,000)
6.01.02.09	Other Liabilities	3,545,000	783,000
6.02	Net Cash—Investing Activities	(33,168,000)	(27,644,000)
6.02.01	Capital Expenditures	(36,713,000)	(53,106,000)
6.02.02	(Additions)/reductions to Investments	(439,000)	(239,000)
6.02.03	Proceeds from Disposal of Assets (Divestment)	2,402,000	625,000
6.02.04	Investments in Marketable Securities	776,000	24,541,000
6.02.05	Dividends Received	806,000	535,000
6.03	Net Cash—Financing Activities	(49,007,000)	(2,772,000)
6.03.01	Non-Controlling Interest	34,000	315,000
6.03.02	Proceeds from Long-Term Financing	43,707,000	50,049,000
6.03.03	Repayment of Principal	(73,772,000)	(37,727,000)
6.03.04	Repayment of Interest	(18,976,000)	(15,409,000)
6.04	Effect of Exchange Rate Changes on Cash and Cash Equivalents	(11,575,000)	24,914,000
6.05	Net Increase/ (Decrease) in Cash and Cash Equivalents	(27,785,000)	55,631,000
6.05.01	Cash and Cash Equivalents at the Beginning of the Year	97,845,000	44,239,000
6.05.02	Cash and Cash equivalents at the End of the Period	70,060,000	99,870,000

Consolidated Interim Accounting Information / Statement of Changes in Shareholders’ Equity—01/01/2016 to 09/30/2016

(R$ Thousand)

Account Code	Account Description	Share Capital	Capital Reserves, Granted Options and Treasury Shares	Profit Reserves	Retained Earnings / Accumulated Losses	Other Comprehensive Income	Shareholders’ Equity	Non-controlling interest	Shareholders’ Equity Consolidated
5.01	Balance at the Beginning of the Period	205,432,000	21,000	92,612,000	—	(43,334,000)	254,731,000	3,199,000	257,930,000
5.03	Adjusted Opening Balance	205,432,000	21,000	92,612,000	—	(43,334,000)	254,731,000	3,199,000	257,930,000
5.04	Capital Transactions with Owners	—	24,000	—	10,000	(10,000)	24,000	(1,547,000)	(1,523,000)
5.04.06	Dividends	—	—	—	—	—	—	(97,000)	(97,000)
5.04.08	Change in Interest in Subsidiaries	—	24,000	—	—	—	24,000	(1,450,000)	(1,426,000)
5.04.09	Realization of the Deemed Cost	—	—	—	10,000	(10,000)	—	—	—
5.05	Total of Comprehensive Income	—	—	—	(17,334,000)	22,114,000	4,780,000	829,000	5,609,000
5.05.01	Net Income for the Period	—	—	—	(17,334,000)	—	(17,334,000)	1,529,000	(15,805,000)
5.05.02	Other Comprehensive Income	—	—	—	—	22,114,000	22,114,000	(700,000)	21,414,000
5.07	Balance at the End of the Period	205,432,000	45,000	92,612,000	(17,324,000)	(21,230,000)	259,535,000	2,481,000	262,016,000

Consolidated Interim Accounting Information / Statement of Changes in Shareholders’ Equity—01/01/2015 to 09/30/2015

(R$ Thousand)

Account Code	Account Description	Share Capital	Capital Reserves, Granted Options and Treasury Shares	Profit Reserves	Retained Earnings / Accumulated Losses	Other Comprehensive Income	Shareholders’ Equity	Non-controlling interest	Shareholders’ Equity Consolidated
5.01	Balance at the Beginning of the Period	205,432,000	(646,000)	127,438,000	—	(23,376,000)	308,848,000	1,874,000	310,722,000
5.03	Adjusted Opening Balance	205,432,000	(646,000)	127,438,000	—	(23,376,000)	308,848,000	1,874,000	310,722,000
5.04	Capital Transactions with Owners	—	1,000	—	8,000	(8,000)	1,000	172,000	173,000
5.04.06	Dividends	—	—	—	—	—	—	(143,000)	(143,000)
5.04.08	Change in Interest in Subsidiaries	—	1,000	—	—	—	1,000	315,000	316,000
5.04.09	Realization of the Deemed Cost	—	—	—	8,000	(8,000)	—	—	—
5.05	Total of Comprehensive Income	—	—	—	2,102,000	(21,512,000)	(19,410,000)	(503,000)	(19,913,000)
5.05.01	Net Income for the Period	—	—	—	2,102,000	—	2,102,000	(1,691,000)	411,000
5.05.02	Other Comprehensive Income	—	—	—	—	(21,512,000)	(21,512,000)	1,188,000	(20,324,000)
5.07	Balance at the End of the Period	205,432,000	(645,000)	127,438,000	2,110,000	(44,896,000)	289,439,000	1,543,000	290,982,000

Consolidated Interim Accounting Information / Statement of Added Value

(R$ Thousand)

Account Code	Account Description	Accumulated of the Current Year 01/01/2016 to 09/30/2016	Accumulated of the Previous Year 01/01/2015 to 09/30/2015
7.01	Sales Revenues	312,231,000	356,634,000
7.01.01	Sales of Goods and Services	269,086,000	296,366,000
7.01.02	Other Revenues	7,952,000	9,919,000
7.01.03	Revenues Related to the Construction of Assets to be Used in Own Operations	36,888,000	50,915,000
7.01.04	Allowance / Reversal for Impairment of Trade Receivables	(1,695,000)	(566,000)
7.02	Inputs Acquired from Third Parties	(139,765,000)	(168,662,000)
7.02.01	Cost of Sales	(49,832,000)	(77,428,000)
7.02.02	Materials, Power, Third-Party Services and Other Operating Expenses	(57,326,000)	(76,144,000)
7.02.03	Impairment Charges / Reversals of Assets	(16,770,000)	(1,290,000)
7.02.04	Others	(15,837,000)	(13,800,000)
7.02.04.01	Tax Credits on Inputs Acquired from Third Parties	(14,642,000)	(12,917,000)
7.02.04.02	Inventory Write-Down to Net Realizable Value (Market Value)	(1,195,000)	(883,000)
7.03	Gross Added Value	172,466,000	187,972,000
7.04	Retentions	(37,314,000)	(27,005,000)
7.04.01	Depreciation, Amortization and Depletion	(37,314,000)	(27,005,000)
7.05	Net Added Value Produced	135,152,000	160,967,000
7.06	Transferred Added Value	3,769,000	4,037,000
7.06.01	Share of Profit of Equity-Accounted Investments	646,000	542,000
7.06.02	Finance Income	2,841,000	3,215,000
7.06.03	Others	282,000	280,000
7.07	Total Added Value to be Distributed	138,921,000	165,004,000
7.08	Distribution of Added Value	138,921,000	165,004,000
7.08.01	Employee Compensation	26,499,000	22,657,000
7.08.01.01	Salaries	14,075,000	14,569,000
7.08.01.02	Fringe Benefits	11,479,000	7,167,000
7.08.01.03	Unemployment Benefits (FGTS)	945,000	921,000
7.08.02	Taxes and Contributions	76,674,000	91,955,000
7.08.02.01	Federal	38,337,000	53,121,000
7.08.02.02	State	37,802,000	38,323,000
7.08.02.03	Municipal	535,000	511,000
7.08.03	Return on Third-Party Capital	51,553,000	49,981,000
7.08.03.01	Interest	29,242,000	30,664,000
7.08.03.02	Rental Expenses	22,311,000	19,317,000
7.08.04	Return on Shareholders’ Equity	(15,805,000)	411,000
7.08.04.03	Retained Earnings / (Losses) for the Period	(17,334,000)	2,102,000
7.08.04.04	Non-controlling Interests on Retained Earnings / (Losses)	1,529,000	(1,691,000)

Notes to the financial statements (Expressed in millions of Reais, unless otherwise indicated)

1.	The Company and its operations

Petróleo Brasileiro S.A.—Petrobras is dedicated, directly or through its subsidiaries (referred to jointly as “Petrobras”, “the Company”, or “Petrobras Group”) to prospecting, drilling, refining, processing, trading and transporting crude oil from producing onshore and offshore oil fields and from shale or other rocks, as well as oil products, natural gas and other liquid hydrocarbons. In addition, Petrobras carries out energy related activities, such as research, development, production, transport, distribution and trading of all forms of energy, as well as other related or similar activities. The Company’s head office is located in Rio de Janeiro – RJ, Brazil.

2.	Basis of preparation of interim financial information

The consolidated interim accounting information has been prepared and is being presented in accordance with IAS 34—Interim Financial Reporting, as issued by the International Accounting Standards Board (IASB) and also in accordance with the accounting practices adopted in Brazil for interim financial reporting (CPC 21—R1).

The parent company interim accounting information has been prepared and is being presented in accordance with the accounting practices adopted in Brazil for interim financial reporting (CPC 21—R1) and does not differ from the consolidated information.

This interim accounting information presents the significant changes in the period, avoiding repetition of certain notes to the financial statements previously reported in notes to the Company’s financial statements, and presents the consolidated information, considering Management’s understanding that the consolidated financial information provides a comprehensive view of the Company’s financial position and operational performance. Certain information about the parent company are also included. Hence, this interim financial information should be read together with the Company’s annual financial statements for the year ended December 31, 2015, which include the full set of notes.

The Company’s Board of Directors in a meeting held on November 10, 2016 authorized the issuance of these consolidated interim financial information.

2.1.	Accounting estimates

The preparation of interim financial information requires the use of estimates and assumptions for certain assets, liabilities and other transactions. These estimates include: oil and gas reserves, depreciation, depletion and amortization, impairment of assets, pension and medical benefits liabilities, provisions for legal proceedings, dismantling of areas and environmental remediation, deferred income taxes, cash flow hedge accounting and allowance for impairment of trade receivables. Although our management uses assumptions and judgments that are periodically reviewed, the actual results could differ from these estimates.

3.	The “Lava Jato (Car Wash) Operation” and its effects on the Company

In the third quarter of 2014, the Company wrote off R$ 6,194 (R$ 4,788 in the Parent Company) of capitalized costs representing amounts that Petrobras overpaid for the acquisition of property, plant and equipment in prior years. For further information see note 3 to the Company’s December 31, 2015 audited consolidated financial statements.

In preparing its financial statements for the period ended September 30, 2016, the Company considered all available information and did not identify any additional information in the investigations related to the “Lava Jato” (Car Wash) Operation by the Brazilian authorities or by the independent law firms conducting an internal investigation that could materially impact or change the methodology adopted to recognize the write-off taken in the third quarter of 2014. The Company will continuously monitor the investigations for additional information and will review its potential impacts on the adjustment made.

On July 15, 2016, the Ministry of Transparency, Oversight and Control (Ministério da Transparência, Fiscalização e Controle – MTFC), the Public Prosecutor’s Office (Ministério Público Federal – MPF), the General Counsel for the Republic (Advocacia Geral da União – AGU) and SBM Offshore, signed a leniency agreement through which SBM Offshore would pay compensation of US$ 342 million, of which US$ 328 million will be reimbursed to Petrobras. Pursuant to the terms of this agreement, the Public Prosecutor’s Office submitted the latter to the Fifth Chamber for Coordination and Review and Anti-Corruption of the Public Prosecutor’s Office , which in turn decided on September 01, 2016 to request adjustments in certain clauses of this leniency agreement. The General Counsel for the Republic and the Public Prosecutor’s Office has filed complaints challenging this decision, which are still under assessment.

Notes to the financial statements (Expressed in millions of Reais, unless otherwise indicated)

Pursuant to a new leniency agreement, the Company recognized the amount of R$ 227 as compensation for damages relating to “Lava Jato” Operation (R$ 230 in 2015), of which R$ 81 has been transferred to the Company and R$ 146 were accounted for as receivable as of September 30, 2016 (received on November 07, 2016). These amounts were accounted for as other expenses, net.

To the extent that any of the proceedings resulting from the Lava Jato investigation involve new leniency agreements with cartel members or plea agreements with individuals pursuant to which they agree to return funds, Petrobras may be entitled to receive a portion of such funds and will recognize them as other income when received.

4.	Basis of consolidation

The consolidated interim financial information includes the interim information of Petrobras, its subsidiaries, joint operations and consolidated structured entities.

There were no significant changes in the Company’s basis of consolidation of entities in the nine-month period ended September 30, 2016, except for the disposal of the subsidiary Petrobras Argentina S.A. – PESA, on July 27, 2016 as set out in note 9.2.

5.	Summary of significant accounting policies

The same accounting policies and methods of computation were followed in these consolidated interim financial statements as those followed in the preparation of the annual financial statements of the Company for the year ended December 31, 2015.

Notes to the financial statements (Expressed in millions of Reais, unless otherwise indicated)

6.	Cash and cash equivalents and Marketable securities

Cash and cash equivalents

	Consolidated
	09.30.2016	12.31.2015
Cash at bank and in hand	1,320	3,157
Short-term financial investments
—In Brazil
Single-member funds (Interbank Deposit) and other short-term deposits	8,322	3,599
Other investment funds	57	42

	8,379	3,641
—Abroad
Time deposits	13,751	51,842
Automatic investing accounts and interest checking accounts	32,210	34,471
Treasury bonds	10,060	—
Other financial investments	4,340	4,734

	60,361	91,047
Total short-term financial investments	68,740	94,688

Total cash and cash equivalents	70,060	97,845

Short-term financial investments in Brazil comprise investment in funds, maturities of three months or less, with ma holding Brazilian Federal Government Bonds. Short-term financial investments abroad comprise time deposits with maturities of three months or less, highly-liquid automatic investing accounts, interest checking accounts and other short-term fixed income instruments, including U.S. Treasury bonds.

Marketable securities

	Consolidated
	09.30.2016			12.31.2015
	In Brazil	Abroad	Total	In Brazil	Abroad	Total
Trading securities	2,542	—	2,542	3,042	—	3,042
Available-for-sale securities	8	—	8	21	5	26
Held-to-maturity securities	289	—	289	271	50	321

Total	2,839	—	2,839	3,334	55	3,389

Current	2,542	—	2,542	3,042	5	3,047
Non-current	297	—	297	292	50	342

Trading securities refer mainly to investments in Brazilian Federal Government Bonds. These financial investments have maturities of more than three months and are mostly classified as current assets due to their maturity or the expectation of their realization in the short term.

Notes to the financial statements (Expressed in millions of Reais, unless otherwise indicated)

7.	Trade and other receivables

7.1.	Trade and other receivables, net

	Consolidated
	09.30.2016	12.31.2015
Trade receivables
Third parties	20,707	28,358
Related parties
Investees (note 18.5)	1,736	2,085
Receivables from the electricity sector (note 7.4)	15,835	13,335
Petroleum and alcohol accounts—receivables from Brazilian Government	871	857
Other receivables	5,365	6,625

	44,514	51,260
Allowance for impairment of trade receivables	(15,602)	(14,274)

Total	28,912	36,986

Current	16,953	22,659
Non-current	11,959	14,327

7.2.	Trade receivables overdue—Third parties

	Consolidated
	09.30.2016	12.31.2015
Up to 3 months	555	1,229
From 3 to 6 months	300	701
From 6 to 12 months	1,404	3,135
More than 12 months	8,434	6,775

Total	10,693	11,840

7.3.	Changes in the allowance for impairment of trade receivables

	Consolidated
	09.30.2016	12.31.2015
Opening balance	14,274	8,956
Additions	2,207	7,133
Write-offs	(10)	(41)
Reversals	(418)	(2,476)
Cumulative translation adjustment	(451)	702

Closing balance	15,602	14,274

Current	6,437	6,599
Non-current	9,165	7,675

Notes to the financial statements (Expressed in millions of Reais, unless otherwise indicated)

7.4.	Trade receivables – electricity sector (isolated electricity system in the northern region of Brazil)

	Consolidated
					Allowance for impairment of trade receivables
	As of 12.31.2015	Sales	Amounts received	Transfers (*)	Recognition	Reversals	Transfers (*)	Inflation indexation	As of 09.30.2016
Related parties (Eletrobras Group)
AME(**)	7,793	1,294	(1,910)	2,316	(1,090)	83	(1,255)	709	7,940
Ceron(***)	1,111	172	(218)	—	—	—	—	114	1,179
Others	302	257	(267)	—	(57)	40	—	33	308

Subtotal	9,206	1,723	(2,395)	2,316	(1,147)	123	(1,255)	856	9,427

Third parties
Cigás	558	1,751	(623)	(2,316)	(153)	—	1,255	1	473
Others	168	843	(963)	—	(193)	155	—	8	18

Subtotal	726	2,594	(1,586)	(2,316)	(346)	155	1,255	9	491

Trade receivables, net	9,932	4,317	(3,981)	—	(1,493)	278	—	865	9,918

Trade receivables—Eletrobras Group	13,335	1,723	(2,395)	2,316	—	—	—	856	15,835
(-) Allowance for impairment of trade receivables	(4,129)	—	—	—	(1,147)	123	(1,255)	—	(6,408)

Subtotal	9,206	1,723	(2,395)	2,316	(1,147)	123	(1,255)	856	9,427

Trade receivables—Third parties	3,018	2,594	(1,586)	(2,316)	—	—	—	9	1,719
(-) Allowance for impairment of trade receivables	(2,292)	—	—	—	(346)	155	1,255	—	(1,228)

Subtotal	726	2,594	(1,586)	(2,316)	(346)	155	1,255	9	491

Trade receivables—Total	16,353	4,317	(3,981)	—	—	—	—	865	17,554
(-) Allowance for impairment of trade receivables	(6,421)	—	—	—	(1,493)	278	—	—	(7,636)

Trade receivables, net	9,932	4,317	(3,981)	—	(1,493)	278	—	865	9,918

(*)	Cigás assigned overdue receivables from Amazonas Distribuidora de Energia to Petrobras, pursuant to the purchase and sale agreement of natural gas (upstream and downstream) entered into by Petrobras, Cigás and AME
(**)	Amazonas Distribuidora de Energia
(***)	Centrais Elétricas do Norte

The Company supplies fuel oil, natural gas, and other products to entities that operate in the isolated electricity system in the northern region of Brazil, such as thermoelectric power plants controlled by Eletrobras, state-owned natural gas distribution companies and independent electricity producers (Produtores Independentes de Energia – PIE). The isolated electricity system in the northern region of Brazil provides electricity distribution in areas not connected to the Brazilian National Interconnected Power Grid (Sistema Interligado Nacional) due to technical or economic reasons.

A significant portion of the funds used by those companies to pay for products supplied by the Company came from the Fuel Consumption Account (Conta de Consumo de Combustível – CCC), which provides funds to cover a portion of the costs related to the supply of fuel to thermoelectric power plants located in the northern region of Brazil (operating in the isolated electricity system). However, as a result of changes in the CCC regulations over time, principally relating to the Provisional Measure 579/2012 which significantly changed the sources of funds that were used to cover the cost of electricity generated in the Isolated Electricity System, funds transferred from the CCC to these electricity companies have not been sufficient for them to meet their financial obligations and, as a result, some have not been able to pay the total amount for the products supplied by the Company, increasing the default rate of those customers to the Company.

Notes to the financial statements (Expressed in millions of Reais, unless otherwise indicated)

The Company put pressure on the negotiations with the state-owned natural gas distribution companies, the independent electricity producers (PIEs), other private companies and entities controlled by Eletrobras. As a result, on December 31, 2014, the Company entered into a debt acknowledgement agreement with subsidiaries of Eletrobras with respect to the balance of its receivables as of November 30, 2014. Eletrobras acknowledged it owed R$ 8,601 to the Company, of which R$ 7,380 were collateralized. This amount has been adjusted by the Selic interest rate (Brazilian short-term interest rate) on a monthly basis. Under this agreement, the first of 120 monthly installments was paid in February 2015 and these payments have continued.

In order to reduce the level of the defaults, which were deteriorating, on September 1, 2015 the Brazilian National Electricity Agency (Agência Nacional de Energia Elétrica—ANEEL) enacted the Normative Instruction 679 enabling the Company to receive funds directly from the CCC, as these funds would be paid directly from the CCC for products supplied in the prior month with a limit of 75% of the average payments made by the CCC in the previous three months.

The Company had expected that the abovementioned rule would have strengthened the financial situation of the companies in the electricity sector. However, this has not occurred and the level of these defaults increased. Accordingly, in 2015 the Company recognized R$ 1,876 as allowance for impairment of trade receivables (net of reversals) with respect to uncollateralized receivables outstanding as of December 31, 2015.

In the nine-month period ended September 30, 2016, the Company recognized an allowance for impairment of trade receivables (net of reversals) in the amount of R$ 1,215, mainly related to new supplies of: (i) fuel oil by legal enforcement (injunction) in the first quarter of 2016; and (ii) natural gas, mainly in the second and third quarter of 2016. Accordingly, the Company has adopted the following measures:

•	judicial collection of overdue receivables with respect to natural gas supplied to Amazonas Distribuidora de Energia (AME), Eletrobras and Cigás;

•	judicial collection of overdue receivables with respect to fuel oil supplied by the wholly owned subsidiary BR Distribuidora to companies of Eletrobras Group (Amazonas, Acre, Rondônia and Roraima);

•	partial suspension of gas supply;

•	suspension of fuel oil supply in installments, except when legally enforced; and

•	registration of entities controlled by Eletrobras as delinquent companies in the Brazilian Central Bank files and registration of AME as a delinquent company in ANEEL files.

Notes to the financial statements (Expressed in millions of Reais, unless otherwise indicated)

8.	Inventories

	Consolidated
	09.30.2016	12.31.2015
Crude oil	10,974	11,305
Oil products	8,757	8,613
Intermediate products	2,353	2,390
Natural gas and LNG (*)	314	989
Biofuels	611	616
Fertilizers	84	239

Total products	23,093	24,152
Materials, supplies and others	4,579	4,967

Total	27,672	29,119

Current	27,627	29,057
Non-current	45	62

(*)	Liquid Natural Gas

Inventories are presented net of a R$ 63 allowance reducing inventories to net realizable value (R$ 607 as of December 31, 2015), mainly due to changes in international prices of crude oil and oil products. In the nine-month period ended September 30, 2016 the Company recognized as cost of sales a R$ 1,195 allowance charge (net of reversals) reducing inventories to net realizable value (R$ 883 in the same period of 2015).

A portion of the crude oil and/or oil products inventories have been pledged as security for the Terms of Financial Commitment (TFC) signed by Petrobras and Petros in the amount of R$ 6,419 (R$ 6,711 as of December 31, 2015), as set out in note 21.1.

Notes to the financial statements (Expressed in millions of Reais, unless otherwise indicated)

9.	Disposal of Assets

The Company’s Business and Management Plan forecasts a dynamic portfolio of partnerships and divestments subject to market and business conditions during the negotiations, which can change in accordance with the ongoing Company’s business analysis and also due to the external environment. Accordingly, the conditions to recognize assets and liabilities as held for sale are achieved only when the Board of Directors approves the disposal.

9.1.	Termination of the contract for the sale of Bijupirá and Salema fields (BJS)

On February 26, 2016, Petro Rio S.A. terminated the contracts signed with the Company on July 1, 2015, for the sale of 20% interest in Bijupirá and Salema concessions (BJS) and in the Dutch joint operation BJS Oil Operations B.V. (BJSOO BV). Accordingly, the amounts related to these fields were reclassified from assets and liabilities held for sale back to property, plant and equipment (R$ 527) and to provision for decommissioning costs (R$ 493), respectively, plus interest.

Due to the aforementioned reclassification, the respective assets were depreciated based on their historical data and their recoverable amounts were reassessed. As a result, the Company recognized, in the first quarter of 2016, an impairment loss as set out in note 13.

9.2.	Sale of Petrobras Argentina

On May 12, 2016, the Board of Directors approved the disposal of the Company’s entire 67.19% interest in Petrobras Argentina—PESA, owned through the subsidiary Petrobras Participaciones S.L. (“PPSL”), to Pampa Energía.

On July 27, 2016, pursuant to the disbursement of US$ 897 million (still subject to price adjustments) the Company recognized a gain of R$ 673 on this sale, as other expenses, net. In addition, the amount of R$ 3,627 was reclassified from shareholders equity to the other expenses within income statement, reflecting the reclassification of cumulative translation adjustment resulting from the depreciation of Argentinian Peso against the U.S Dollar from the acquisition of this investment to its disposal (see note 22.2).

On October 28, 2016, as expected, the Company concluded this transaction with the acquisition of 33.6% of the concession of Rio Neuquén in Argentina and 100% of Colpa Caranda asset in Bolivia for the amount of US$ 56 million, after adjustments relating to Colpa Caranda asset.

9.3.	Disposal of distribution assets in Chile

On July 22, 2016, the Company signed a sale and purchase agreement with the Southern Cross Group for the sale of 100% of Petrobras Chile Distribución Ltda (PCD), held through Petrobras Caribe Ltda.

The estimated proceed from this deal is US$ 464 million, considering funds from distribution of cash surplus before the transaction closing, payments to be made by Southern Cross on the closing day and estimated price adjustments within 65 working days after closing.

Pursuant to this disposal approval by the Board of Directors, the respective assets were reclassified as held for sale and measured at their estimated exit price and, as a result, the Company recognized impairment charges as set out in note 13.1.1 (j).

The deal’s completion is subject to certain customary conditions precedent established in the agreement and expected to occur in three or four months.

9.4.	Disposal of interest in exploratory block BM-S-8

On July 28, 2016 the Board of Directors of Petrobras approved the disposal of the Company’s 66% interest in the exploratory block BM – S-8 to Statoil Brasil Óleo e Gás Ltda., which includes the Carará area located in the pre-salt of Santos Basin, for the amount of US$ 2.5 billion. The amount of US$ 1.25 billion (50%) will be received at the closing of this transaction and the remaining amount through contingent payments related to future events, such as the unitization agreement signing. The Brazilian Antitrust Regulator (Conselho Administrativo de Defesa Econômica – CADE) and the Brazilian Agency of Petroleum, Natural Gas and Biofuels (Agência Nacional de Petróleo, Gás Natural e Biocombustíveis) – ANP approved this transaction on September 8, 2016 and November 10, 2016, respectively.

Notes to the financial statements (Expressed in millions of Reais, unless otherwise indicated)

9.5.	Disposal of interest in Nova Transportadora do Sudeste (NTS)

On September 22, 2016, the Company’s Board of Directors approved the sale of 90% interest in Nova Transportadora do Sudeste (NTS), after a corporate restructuring intended to concentrate the transportation assets of the southeastern region in NTS (Rio de Janeiro, Minas Gerais and São Paulo), to Brookfield Infrastructure Partners (BIP) and its affiliates, through a Private Equity Investment Fund (FIP) whose other shareholders are British Columbia Investment Management Corporation (BCIMC), CIC Capital Corporation (wholly-owned subsidiary of China Investment Corporation—CIC) and GIC Private Limited (GIC).

This deal amounted to US$ 5.19 billion, of which US$ 3.55 billion correspond to a 90% interest in NTS and US$ 1.64 billion correspond to the NTS debt settlement with the Company’s wholly-owned subsidiary PGT. FIP will subscribe convertible debentures issued by NTS to the replacement of this debt. The first installment, in the amount of US$ 4.34 billion (84% of the total amount), will be paid at the closing of the transaction, and the remaining amount (US$ 850 million) will be paid in the fifth year, bearing annual interests at a fixed rate, as established in the purchase and sale agreement.

The completion of the transaction is subject to Shareholder´s General Meeting approval and to certain usual conditions precedent, including approval by relevant regulators.

9.6.	Assets classified as held for sale

	Consolidated
	09.30.2016				12.31.2015
	E&P	Distribution	Gas & Power	Total	Total
Assets classified as held for sale (*)
Cash and Cash Equivalents	—	641	—	641	11
Trade receivables	—	221	—	221	43
Inventories	—	204	—	204	—
Investments	—	87	—	87	—
Property, plant and equipment	1,350	603	9,315	11,268	541
Others	—	81	121	202	—

Total	1,350	1,837	9,436	12,623	595

Liabilities on assets classified as held for sale (*)
Trade Payables	—	225	—	225	—
Finance debt	—	—	—	—	488
Provision for decommissioning costs	—	28	—	28	—
Others	—	75	144	219	—

Total	—	328	144	472	488

(*)	As of September 30, 2016, the amounts mainly refer to assets and liabilities transferred by the disposal of Petrobras Chile Distribución LTDA (PCD), Nova Transportadora do Sudeste and Block BM-S-8.

Notes to the financial statements (Expressed in millions of Reais, unless otherwise indicated)

10.	Investments

10.1.	Changes in investments (Parent Company)

	Balance at 12.31.2015	Investments	Capital transactions	Share of results of investments (*)	Cumulative translation adjustments (CTA)	Other comprehensive results	Dividends	Restructuring, capital decrease and others (**)	Balance at 09.30.2016
Subsidiaries
PNBV	76,324	1,505	33	(897)	(13,716)	—	—	—	63,249
BR Distribuidora	9,703	—	—	(273)	—	—	—	—	9,430
TAG	2,832	538	—	3,088	—	3,137	—	(2,799)	6,796
Transpetro	5,095	—	—	414	(245)	—	(948)	—	4,316
PB-LOG	3,093	—	—	363	—	—	(214)	—	3,242
PIB BV	6,491	—	—	(6,438)	2,546	19	—	—	2,618
PBIO	1,124	686	—	(507)	(34)	261	—	—	1,530
Logigás	1,100	—	—	360	—	—	(148)	—	1,312
Liquigás	1,051	—	—	155	—	—	(89)	—	1,117
Gaspetro	950	—	—	82	—	—	(21)	31	1,042
Termomacaé Ltda	717	—	—	25	—	—	(36)	—	706
Breitner	609	—	—	14	—	—	12	—	635
Citepe	562	554	—	(1,116)	—	—	—	—	—
Petroquímica Suape	378	433	—	(811)	—	—	—	—	—
Other subsidiaries	1,517	6	—	(350)	55	—	(25)	(34)	1,169
Joint operations	223	—	—	48	—	—	(17)	—	254
Joint ventures	280	—	—	68	—	(4)	(25)	—	319
Associates
Braskem S.A.	3,142	—	—	371	(31)	1,038	(90)	—	4,430
Other associates	325	—	—	58	—	—	(55)	—	328

Subsidiaries, joint operations/joint ventures and associates	115,516	3,722	33	(5,346)	(11,425)	4,451	(1,656)	(2,802)	102,493

Other investments	20	—	—	—		—	—	(1)	19

Total investments	115,536	3,722	33	(5,346)	(11,425)	4,451	(1,656)	(2,803)	102,512

Provision for losses in subsidiaries				(485)	—	—
Equity in earnings of investments and other comprehensive income				(5,831)	(11,425)	4,451

(*)	Includes unrealized profits from transactions between companies.

10.2.	Changes in investments (Consolidated)

	Balance at 12.31.2015	Investments	Share of results in investments (*)	Cumulative translation adjustments (CTA)	Other comprehensive income	Dividends	Restructuring, capital decrease and others	Balance at 09.30.2016
Petrobras Oil & Gas B.V.— PO&G	6,031	—	132	(993)	—	(177)	—	4,993
Braskem S.A.	3,142	—	371	(31)	1,038	(90)	—	4,430
State-controlled natural gas distributors	980	—	176	—	—	(75)	—	1,081
Investees in Venezuela	851	—	(6)	(80)	—	—	(765)	—
Guarani S.A.	759	268	(325)	(34)	257	—	(92)	833
Nova Fronteira Bionergia	465	—	80	—	—	—	—	545
Other petrochemical investees	176	—	42	—	—	(21)	—	197
Compañia Mega S.A.—MEGA	174	—	60	(35)	—	(109)	—	90
Compañia de Inversiones de Energia S.A.—CIESA	170	—	9	(25)	—	(5)	(149)	—
UEG Araucária	169	—	13	—	—	(23)	—	159
Other associates	810	74	65	(134)	—	(74)	(165)	576
Other investees	45	—	—	2	—	—	4	51

Total	13,772	342	617	(1,330)	1,295	(574)	(1,167)	12,955

(*)	Not include the amount of R$ 29 related to PESA investees classified as assets held for sale.

Notes to the financial statements (Expressed in millions of Reais, unless otherwise indicated)

10.3.	Investments in listed companies

	Thousand-share lot			Quoted stock exchange prices (R$ per share)		Market value
Company	09.30.2016	12.31.2015	Type	09.30.2016	12.31.2015	09.30.2016	12.31.2015
Indirect subsidiary
Petrobras Argentina S.A. (*)	—	1,356,792	Common	—	2,38	—	3,229

						—	3,229

Associate
Braskem S.A.	212,427	212,427	Common	22.99	15.91	4,884	3,380
Braskem S.A.	75,762	75,762	Preferred A	25.11	27.62	1,902	2,093

						6,786	5,473

(*)	Investment disposed of as set out in note 9.2.

The market value of these shares does not necessarily reflect the realizable value upon sale of a large block of shares.

Braskem S.A.—Investment in publicly traded associate:

Braskem’s shares are publicly traded on stock exchanges in Brazil and abroad. As of September 30, 2016, the quoted market value of the Company’s investment in Braskem was R$ 6,786, based on the quoted values of both Petrobras’ interest in Braskem’s common stock (47% of the outstanding shares), and preferred stock (22% of the outstanding shares). However, there is extremely limited trading of the common shares, since non-signatories of the shareholders’ agreement hold only approximately 3% of the common shares.

Given the operational relationship between Petrobras and Braskem, at December 31, 2015, the recoverable amount of the investment for impairment testing purposes was determined based on value in use, considering future cash flow projections and the manner in which the Company can derive value from this investment via dividends and other distributions to arrive at its value in use. As the recoverable amount was higher than the carrying amount, no impairment losses were recognized for this investment.

The main assumptions on which cash flow projections were based to determine Braskem’s value in use are set out in note 14 to the Company’s consolidated financial statements for the year ended December 31, 2015.

Notes to the financial statements (Expressed in millions of Reais, unless otherwise indicated)

11.	Property, plant and equipment

11.1.	By class of assets

	Consolidated						Parent Company
	Land, buildings and improvement		Equipment and other assets	Assets under construction (*)	Exploration and development costs (oil and gas producing properties)	Total	Total
Balance at January 1, 2015	21,341		260,297	140,627	158,725	580,990	437,150

Additions	657		4,396	60,263	1,745	67,061	50,464
Additions to / review of estimates of decommissioning costs	—		—	—	15,932	15,932	16,511
Capitalized borrowing costs	—		—	5,842	—	5,842	4,767
Write-offs	(27)		(192)	(6,184)	(1,455)	(7,858)	(5,994)
Transfers	4,006		28,814	(54,132)	27,668	6,356	664
Depreciation, amortization and depletion	(1,528)		(21,241)	—	(15,296)	(38,065)	(27,642)
Impairment recognition	(928)		(14,981)	(11,489)	(20,324)	(47,722)	(33,597)
Impairment reversal	1		42	21	90	154	116
Cumulative translation adjustment	299		31,404	11,913	3,525	47,141	—

Balance at December 31, 2015	23,821		288,539	146,861	170,610	629,831	442,439

Cost	33,561		438,533	146,861	262,480	881,435	617,596
Accumulated depreciation, amortization and depletion	(9,740)		(149,994)	—	(91,870)	(251,604)	(175,157)

Balance at December 31, 2015	23,821		288,539	146,861	170,610	629,831	442,439

Additions	64		2,598	30,086	407	33,155	24,413
Additions to / review of estimates of decommissioning costs	—		—	—	(1,514)	(1,514)	(1,558)
Capitalized borrowing costs	—		—	4,515	—	4,515	3,379
Write-offs	(7)		(60)	(3,185)	(184)	(3,436)	(3,190)
Transfers (***)	2,065		12,516	(40,278)	14,846	(10,851)	(2,249)
Depreciation, amortization and depletion	(1,023)		(19,761)	—	(16,128)	(36,912)	(28,325)
Impairment recognition	(1,107)		(11,735)	(1,406)	(4,385)	(18,633)	(11,623)
Impairment reversal	—		1,608	—	470	2,078	1,632
Cumulative translation adjustment	(187)		(15,409)	(7,419)	(1,832)	(24,847)	—

Balance at September 30, 2016	23,626		258,296	129,174	162,290	573,386	424,918

Cost	33,789		413,569	129,174	254,014	830,546	618,095
Accumulated depreciation, amortization and depletion	(10,163)		(155,273)	—	(91,724)	(257,160)	(193,177)

Balance at September 30, 2016	23,626		258,296	129,174	162,290	573,386	424,918

Weighted average of useful life in years	40 (25 to 50 (except land	) )	20 (3 to 31) (**)		Units of production method

(*)	See note 28 for assets under construction by business area.
(**)	Includes exploration and production assets depreciated based on the units of production method.
(***)	Includes amounts transferred to assets held for sale as set out in note 9.

As of September 30, 2016, the consolidated and the parent company’s property, plant and equipment include assets under finance leases of R$ 187 and R$ 7,644, respectively (R$ 189 and R$ 9,248 at December 31, 2015).

Notes to the financial statements (Expressed in millions of Reais, unless otherwise indicated)

11.2.	Concession for exploration of oil and natural gas—Assignment Agreement (“Cessão Onerosa”)

Petrobras and the Brazilian Federal Government entered into the Assignment Agreement in 2010, which grants the Company the right to carry out prospection and drilling activities for oil, natural gas and other liquid hydrocarbons located in the pre-salt area limited to the production of five billion barrels of oil equivalent in up to 40 years and renewable for a further five years subject to certain conditions. As of September 30, 2016, the Company’s property, plant and equipment includes the amount of R$ 74,808 related to the Assignment Agreement.

Petrobras has already declared commerciality in fields of all six blocks in the scope of this agreement: Franco (Búzios), Florim (Itapu), Nordeste de Tupi (Sépia), Entorno de Iara (Norte de Berbigão, Sul de Berbigão, Norte de Sururu, Sul de Sururu, Atapu), Sul de Guará (Sul de Sapinhoá) and Sul de Tupi (Sul de Lula).

The agreement establishes that the review procedures of the agreement will commence immediately after the declaration of commerciality for each area and must be based on reports by independent experts engaged by Petrobras and by the ANP. The review of the Assignment Agreement will be concluded after the assessment of all the areas.

If the review of the Assignment Agreement determines that the value of acquired rights is greater than initially paid, the Company may be required to pay the difference to the Federal Government, or may proportionally reduce the total volume of barrels acquired under the agreement. If the review determines that the value of the acquired rights is lower than initially paid by the Company, the Federal Government will reimburse the Company for the difference by delivering cash or bonds or equivalent means of payment, subject to budgetary regulations.

The formal review procedures for each block are based on costs incurred through the exploration stage and estimated costs and production levels included in the independent experts reports. The review of the Assignment Agreement may result in changes in: (i) the amount of the agreement; (ii) the total volume (in barrels of oil) to be produced; (iii) the term of the agreement; and (iv) the minimum percentages of local content.

Currently, the settlement form and the final amount to be established for this agreement are not defined. The beginning of negotiation with the Brazilian Federal Government still depends on the conclusion of the appraisals by independent experts engaged by both parties, and the issuance of the respective reports.

With respect to the negotiation with the Brazilian Federal Government, on October 21, 2016, the Company’s Board of Directors approved the creation of the minority shareholders committee responsible for monitoring the agreement review process and providing support to the board decisions through opinions about related matters. This committee will be composed of two members nominated by the minority shareholders and an independent member with recognized expertise in technical-financial analysis of investment projects.

Notes to the financial statements (Expressed in millions of Reais, unless otherwise indicated)

12.	Intangible assets

12.1.	By class of assets

	Consolidated					Parent Company
		Software
	Rights and Concessions	Acquired	Developed in-house	Goodwill	Total	Total
Balance at January 1, 2015	9,542	315	1,148	971	11,976	9,108

Addition	59	73	259	—	391	299
Capitalized borrowing costs	—	—	18	—	18	18
Write-offs	(589)	—	(7)	—	(596)	(169)
Transfers	273	21	36	—	330	273
Amortization	(75)	(109)	(325)	—	(509)	(396)
Impairment recognition	(98)	—	—	—	(98)	—
Cumulative translation adjustment	404	8	2	146	560	—

Balance at December 31, 2015	9,516	308	1,131	1,117	12,072	9,133

Cost	10,526	1,699	3,762	1,117	17,104	12,442
Accumulated amortization	(1,010)	(1,391)	(2,631)	—	(5,032)	(3,309)

Balance at December 31, 2015	9,516	308	1,131	1,117	12,072	9,133

Addition	22	37	150	—	209	155
Capitalized borrowing costs	—	—	10	—	10	10
Write-offs	(423)	—	(3)	—	(426)	(43)
Transfers	(9)	3	—	(88)	(94)	(32)
Amortization	(62)	(83)	(257)	—	(402)	(305)
Impairment recognition	(58)	(13)	—	(159)	(230)	—
Cumulative translation adjustment	(178)	(3)	(4)	(68)	(253)	—

Balance at September 30, 2016	8,808	249	1,027	802	10,886	8,918

Cost	9,484	1,699	3,883	802	15,868	12,511
Accumulated amortization	(676)	(1,450)	(2,856)	—	(4,982)	(3,593)

Balance at September 30, 2016	8,808	249	1,027	802	10,886	8,918

Estimated useful life in years	( *)	5	5	Indefinite

(*)	Mainly comprised of assets with indefinite useful lives, which are reviewed annually to determine whether events and circumstances continue to support an indefinite useful life assessment.

Notes to the financial statements (Expressed in millions of Reais, unless otherwise indicated)

13.	Impairment

The Company’s assets are tested for impairment on December 31, annually, or when there is an indication that their carrying amount may not be recoverable. During September 2016, such indication was identified for some assets due to changes in the Company’s Business and Management Plan (2017-2021 BMP) which was finalized and approved during the third quarter. These changes included: decreased future capital expenditures which was driven by the company’s desire to reduce current debt levels and optimize their investment portfolio, as well as adjustments in mid and long term assumptions, which are the basis of cash flow projections, mainly caused by changes in the Brazilian political/economic scenarios and a slower recovery of oil prices.

Additionally, the changes in the Brazilian economic and political environment also resulted in increases in discount rates as of September 30, 2016.

For 2015, impairment losses were mainly recognized in its fourth quarter pursuant to the annual tests based on the macroeconomic assumptions in the former 2015-2019 Business and Management Plan. Therefore, the Company is presenting the impairment losses for the year ended December 31, 2015 for comparative purposes.

13.1.	Property, plant and equipment and intangible assets

For impairment testing purposes, the Company uses the value in use of its property, plant and equipment and intangible assets (individually or grouped into cash-generating units—CGUs) as their recoverable amount. In measuring value in use the Company bases its cash flow projections on:

•	The estimated useful life of the asset or assets grouped into the CGU, based on the expected use of those assets and, considering the Company’s maintenance policy;

•	Assumptions and financial budgets/forecasts approved by Management for the period corresponding to the expected life cycle of each different business; and

•	A pre-tax discount rate, which is derived from the Company’s post-tax weighted average cost of capital (WACC).

The cash flow projections used to measure the value in use of the CGUs were mainly based on the following assumptions:

	2017	Long term average
Average Brent (US$/bbl)	48	68
Average Brazilian Real (excluding inflation )—Real /U.S. dollar exchange rate	3.46	3.36

As set out in note 5.2 to the Company’s audited consolidated financial statements ended December 31, 2015, identifying cash-generating units (CGUs) requires management assumptions and judgment, based on the Company’s business and management model.

Some events occurred in the third quarter of 2016, such as (i) changes in investment portfolio projections, concluded in the context of the 2017-2021 BMP, (ii) the approval of the disposal of 90% interest in subsidiary NTS, (iii) the decision to discontinue operations of Quixadá Biofuel Plant in the state of Ceará and (iv) the removal of support vessels relating to Hidrovias project from the Transportation CGU due to postponement and suspensions, which triggered the review of CGUs relating to Exploration and Production, Gas & Power, Biofuels and Transpetro’s fleet of vessels, respectively. Accordingly, certain assets that were aggregated for these CGUs have changed as described below:

a)	Exploration and Production CGUs

Crude oil and natural gas producing properties CGU: comprised of exploration and development assets related to crude oil and natural gas fields and groups of fields in Brazil and abroad. In September 2016, the aggregations of assets for Fazenda Cedro and Lagoa Suruaca groups, both located in Espírito Santo, were reviewed and impairment tests were run separately for those individual fields due to the discontinuation of a relevant shared infrastructure shared in the production process, as approved in 2017-2021 BMP. Despite the change in aggregation of assets for these CGUs, there were no material impairment losses or reversals recognized regarding these fields, amounting to R$ 12.

Notes to the financial statements (Expressed in millions of Reais, unless otherwise indicated)

b)	Gas & Power CGUs

Natural gas CGU: comprises natural gas pipelines and natural gas processing plants, except for Unidade de Fertilizantes Nitrogenados III (UFN III) and Unidade de Fertilizantes Nitrogenados V (UFN V) which are assessed for impairment separately. In September 2016 the Board of Directors approved the disposal of interest in the subsidiary NTS and, as a consequence, its pipelines part were removed from of this CGU since then and no impairment losses or reversals attributable to this change were recognized. For further information on disposal of NTS see note 9.5.

c)	Biofuels CGU

Biodiesel CGU: an integrated unit of biodiesel plants defined based on the production planning and operation process, considering domestic market conditions, the production capacity of each plant, as well as the results of biofuels auctions and raw materials supply. Due to the decision to discontinue operations of Quixadá Biofuel Plant, as approved by the Board of Directors of the subsidiary Petrobras Biocombustível in September 2016, impairment test for this Biofuel Plant was run separately and the Company wrote-off R$ 90 as a result.

d)	Transportation CGU

Transportation CGU: comprises assets relating to Transpetro’s fleet of vessels. Recurrent delays in the construction of support vessels for transporting ethanol over the Tietê River led the management of the wholly-owned subsidiary Transpetro, in the third quarter of 2016, to terminate the construction contracts for a new group of support vessels in the scope of Hidrovias project. As a result, this project was postponed and its completed assets were reviewed and tested for impairment separately, and no impairment charges were recognized for them. However, impairment losses were recognized for the Transportation CGU as set out in note 13.1.1 (i).

13.1.1.	Impairment of property, plant and equipment and intangible assets

In September 2016, the Company tested certain assets and CGUs for impairment and impairment losses and reversals were recognized in the statement of income as follows:

	Consolidated
Assets or CGUs, by nature	Carrying amount	Recoverable amount	Impairment (*) / (**)	Business segment	Comments
	Jan-Sep 2016
Producing properties: assets related to Oil and gas activities in Brazil (several CGUs)	36,591	30,406	5,936	E&P—Brazil	item (a1)
Oil and gas production and drilling equipment in Brazil	2,976	208	2,768	E&P—Brazil	item (b1)
Second refining unit in RNEST	8,077	5,546	2,531	RTM—Brazil	item(c)
Suape Petrochemical Complex	3,569	1,558	2,011	RTM—Brazil	item(d1)
Comperj	1,186	—	1,186	RTM—Brazil	item(e1)
Fertilizer Plant—UFN III	1,699	1,202	497	Gas & Power—Brazil	item (f1)
Thermoelectric power generation plants	8,750	8,280	470	Gas & Power—Brazil	item (g)
Araucária	638	185	453	Gas & Power—Brazil	item (h)
Transpetro’s fleet of vessels	5,685	5,340	345	RTM—Brazil	item (i)
Distribution assets in Chile	1,825	1,507	318	Distribution—Abroad	item (j)
Usina de Quixada—CE	90	—	90	Biofuel, Brazil
Others	999	822	177	Several Segments

Total	72,085	55,054	16,782

Notes to the financial statements (Expressed in millions of Reais, unless otherwise indicated)

	Consolidated
Assets or CGUs, by nature	Carrying amount	Recoverable amount	Impairment (*) / (**)	Business segment	Comments
	2015(***)
Producing properties: assets related to E&P activities in Brazil (several CGUs)	82,982	47,402	33,722	E&P—Brazil	item (a2)
Comperj	6,193	912	5,281	RTM—Brazil	item (e2)
Oil and gas producing properties abroad	6,045	3,583	2,462	E&P—Abroad	item (k)
Oil and gas production and drilling equipment	2,927	949	1,978	E&P—Brazil	item (b2)
UFN III	3,651	1,696	1,955	Gas & Power— Brazil	item (f2)
Suape Petrochemical Complex	4,463	3,681	782	RTM—Brazil	item (d2)
Nitrogen Fertilizer Plant—UFN-V	585	—	585	Gas & Power
Biodiesel plants	524	343	181	Biofuel—Brazil
Others	1,331	611	720	Several segments

Total	108,701	59,177	47,666

(*)	Impairment losses and reversals.
(**)	Does not include impairment reversal on assets classified as held for sale of R$ 12 in 2016 (Impairment losses R$ 10 in 2015).
(***)	For the nine-month period ended September 30, 2015, the Company recognized impairment losses in the amount of R$ 1,286. See note 13.1 to the interim financial information at September 30, 2015.

a1) Producing properties in Brazil – Jan-Sep 2016

Impairment losses of R$ 5,936 were recognized in the nine-month period ended September 30, 2016 for certain oil and gas fields in Brazil under E&P concessions. Cash flow projections were based on: financial budgets/forecasts approved by Management; and a 9.1% p.a. post-tax discount rate (excluding inflation) derived from the WACC for the E&P business. The impairment losses were related primarily to the following fields and groups of fields: North group (R$ 3,965), Uruguá group (R$ 553), Maromba (R$ 280), Bijupirá and Salema (R$ 317), Dourado (R$ 249), Papa-Terra (R$ 234) and Pampo (R$ 216). These impairment losses were mainly due to the appreciation of Brazilian Real against U.S. Dollar, price assumptions review, as well a higher discount rate following the increase in Brazil’s risk premium. In addition, an impairment reversal relating to Centro Sul group, amounting to R$ 1,347, was recognized due to lower operating expenses estimates based on a review of its fields operations, as set forth in 2017-2021 BMP, considering the decommissioning of a unit and replacing another unit with a new processing plant.

a2)	Producing properties in Brazil—2015

In 2015, impairment losses of R$ 33,722 were recognized for certain oil and gas fields in Brazil under E&P concessions. Cash flow projections were based on: financial budgets/forecasts approved by Management; and an 8.3% p.a. post-tax discount rate (excluding inflation) derived from the WACC for the E&P business. The impairment losses were related primarily to the following fields: Papa-Terra (R$ 8,723), Centro Sul group (R$ 4,605), Uruguá group (R$ 3,849), Espadarte (R$ 2,315), Linguado (R$ 1,911), CVIT – Espírito Santo group (R$ 1,463), Piranema (R$ 1,333) Lapa (R$ 1,238), Bicudo (R$ 937), Frade (R$ 773), Badejo (R$ 740), Pampo (R$ 355) and Trilha (R$ 327). These impairment losses are mainly due to the impact of the decline in international crude oil prices on the Company’s price assumptions, the use of a higher discount rate, as well as the geological revision of Papa-Terra reservoir.

b1)	Oil and gas production and drilling equipment in Brazil—Jan-Sep 2016

Impairment losses of R$ 2,768 were recognized in the nine-month period ended September 30, 2016 for oil and gas production and drilling equipment which were not directly related to oil and gas producing properties. Cash flow projections were based on: financial budgets/forecasts approved by Management; and an 11.9% p.a. post-tax discount rate (excluding inflation) derived from the WACC for the oil and gas services and equipment industry. These impairment losses were mainly related to uncertainties over the ongoing hulls construction of the FPSOs P-71, P-72 and P-73, amounting to R$ 1,925 as set out in note 13.3.

Notes to the financial statements (Expressed in millions of Reais, unless otherwise indicated)

b2)	Oil and gas production and drilling equipment in Brazil—2015

In 2015, impairment losses of R$ 1,978 were recognized for oil and gas production and drilling equipment which were not directly related to oil and gas producing properties. Cash flow projections were based on: financial budgets/forecasts approved by Management; and a 9.2% p.a. post-tax discount rate (excluding inflation) derived from the WACC for the oil and gas services and equipment industry. The impairment losses were mainly related to the planned idle capacity of two drilling rigs in the future and the use of a higher discount rate.

c)	Second refining unit in RNEST—Jan-Sep 2016

An impairment loss of R$ 2,531 was recognized in the nine-month period ended September 30, 2016 for the second refining unit in RNEST. Cash flow projections were based on: financial budgets/forecasts approved by Management; and an 8.7% p.a. (8.1% p.a. in 2015) post-tax discount rate (excluding inflation) derived from the WACC for the refining business, reflecting a specific risk premium for the postponed project. The impairment loss was mainly attributable to: (i) the use of a higher discount rate and (ii) a delay in expected future cash inflows to 2023 resulting from postponing the project, considering the completion of this project with the Company’s owns capital resources as set forth in 2017-2021 Business and Management Plan.

d1)	Suape Petrochemical Complex—Jan-Sep 2016

An impairment loss of R$ 2,011 was recognized in the nine-month period ended September 30, 2016 for Companhia Integrada Têxtil de Pernambuco S.A.—CITEPE and Companhia Petroquímica de Pernambuco S.A. – PetroquímicaSuape. Cash flow projections were based on: financial budgets/forecasts approved by Management; and a 7.5% p.a. post-tax discount rate (excluding inflation) derived from the WACC for the petrochemical business. The impairment loss was mainly attributable to lower market projections and the appreciation of Brazilian real against the U.S. dollar.

d2)	Suape Petrochemical Complex—2015

In 2015, an impairment loss of R$ 782 was recognized for Companhia Integrada Têxtil de Pernambuco S.A.—CITEPE and Companhia Petroquímica de Pernambuco S.A. – PetroquímicaSuape. Cash flow projections were based on: financial budgets/forecasts approved by Management; and a 7.2% p.a. post-tax discount rate (excluding inflation) derived from the WACC for the petrochemical business. The impairment loss was mainly attributable to changes in market and prices assumptions resulting from a decrease in economic activity in Brazil, a reduction in the spread for petrochemical products in the international market and the use of a higher discount rate.

e1)	Comperj—Jan-Sep 2016

In the second quarter of 2016, a reassessment of this project confirmed its postponement until December 2020 (first refining unit), with continuous efforts to seek new partnerships to resumption the project. The construction of Comperj facilities related to natural gas processing plant (UPGN) will be continued, since they are part of the infrastructure for transporting and processing natural gas from the pre-salt layer in Santos Basin. The estimated costs and period of time to complete these facilities constructions were revised and, therefore, the Company recognized R$ 1,186 as impairment charge of the project remaining balance as of September 30, 2016.

e2)	Comperj—2015

In 2015, an impairment loss of R$ 5,281 was recognized for refining assets of Comperj. Cash flow projections were based on: financial budgets/forecasts approved by Management, and; an 8.1% p.a. post-tax discount rate (excluding inflation) derived from the WACC for the refining business reflecting a specific risk premium for the postponed projects. This impairment loss was mainly attributable to: (i) the use of a higher discount rate; (ii) the delay in expected future cash inflows resulting from postponing construction.

f1)	Fertilizer Plant—UFN III—Jan-Sep 2016

An impairment loss of R$ 497 was recognized in the nine-month period ended September 30, 2016 for the fertilizer plant UFN III (Unidade de Fertilizantes e Nitrogenados III), located on Três Lagoas (state of Mato Grosso do Sul). Cash flow projections were based on: financial budgets/forecasts approved by Management; and an 8.3% p.a. post-tax discount rate (excluding inflation) derived from the WACC for the fertilizer business, reflecting a specific risk premium for the postponed projects. This impairment loss mainly relates to: (i) the use of a higher discount rate, (ii) the appreciation of Brazilian Real against the US Dollar.

Notes to the financial statements (Expressed in millions of Reais, unless otherwise indicated)

f2)	Fertilizer Plant—UFN III—2015

In 2015, an impairment loss of R$ 1,955 was recognized for the fertilizer plant UFN III (Unidade de Fertilizantes e Nitrogenados III), located on Três Lagoas (state of Mato Grosso do Sul). Cash flow projections were based on: financial budgets/forecasts approved by Management; and a 7.1% p.a. post-tax discount rate (excluding inflation) derived from the WACC for the Gas & Power business, reflecting a specific risk premium for the postponed projects. The impairment losses were mainly related to: (i) the use of a higher discount rate; and (ii) the delay in expected future cash inflows resulting from postponing the project.

g)	Thermoelectric power generation plants—Jan-Sep 2016

An impairment loss of R$ 470 was recognized in the nine-month period ended September 30, 2016 for thermoelectric power generation plants. Cash flow projections were based on: financial budgets/forecasts approved by Management; and an 5.5% p.a. (5.0% p.a. in 2015) post-tax discount rate (excluding inflation) derived from the WACC for the electricity industry. This impairment loss mainly relates to: (i) the use of a higher discount rate, (ii) a decrease in electricity dispatch projections and (iii) increase in estimated production costs in the long run.

h)	Araucaria—Jan-Sep 2016

An impairment loss of R$ 453 was recognized in the nine-month period ended September 30, 2016 for Araucária Nitrogenados S.A. Cash flow projections were based on: financial budgets/forecasts approved by Management; and a 7.8% p.a. post-tax discount rate (excluding inflation) derived from the WACC for the fertilizer business (6.6% p.a. in 2015). The impairment loss was mainly attributable to (i) the use of a higher discount rate, (ii) the appreciation of Brazilian Real against the U.S. Dollar and (iii) an increase in estimated production costs.

i)	Transpetro’s fleet of vessels—Jan-Sep 2016

An impairment loss of R$ 345 was recognized in the nine-month period ended September 30, 2016 for the fleet of vessels. Cash flow projections were based on: financial budgets/forecasts approved by Management; and ) post-tax discount rates (excluding inflation) ranging from 4.3% p.a. to 9.05% p.a. (3.92% p.a. to 8.92% p.a. in 2015) derived from the WACC for the transportation industry, considering financial leverage and the respective tax benefits. This impairment loss mainly relates to: (i) group of support vessels of Hidrovias project that were moved from this CGU due to postponements and suspension of constructions projects and (ii) the use of a higher discount rate.

j)	Distribution assets in Chile—Jan-Sep 2016

Impairment loss of R$ 318 was recognized in the nine-month period ended September 30, 2016 for distribution assets in Chile, as the exit price (less costs to sell) of this disposal was lower than the respective carrying amount when reclassified as held for sale. For further information on disposal of distribution assets in Chile see note 9.3.

k)	Producing properties abroad – 2015

In 2015, impairment losses of R$ 2,462 were recognized in E&P assets abroad. Cash flow projections were based on: financial budgets/forecasts approved by Management; and 5.6% p.a. to 10.4% p.a. post-tax discount rates (excluding inflation) derived from the WACC for the E&P business in different countries. The impairment losses were mainly in producing properties located in the United States (R$ 1,750) and Bolivia (R$ 614), attributable to the decline in international crude oil prices.

13.2.	Impairment losses on equity-method investments

An impairment loss on equity-method investments in the amount of R$ 417 (R$ 2,072 in 2015) was recognized in the statement of income as share of earnings in equity-accounted investments, substantially attributable to the biofuels segment, mainly relating to the associated Guarani S.A. (R$ 359) and the joint venture BSBIOS (R$ 46). This loss was primarily due to: (i) an increase in post-tax discount rate (excluding inflation) from 9.3% p.a. in 2015 to 10.2% p.a. in September 2016; and (ii) lower sugar prices forecasts. This loss partially comprises goodwill relating to the BSBIOS S.A. investee (R$ 46).

13.3.	Construction of platform hulls by Ecovix and Enseada shipyards

The Company entered into contracts with the suppliers Ecovix-Engevix Construções Oceânicas S.A and Enseada Industria Naval S.A. for supplying eight hulls for the FPSOs P-66 to P-73 and for hulls conversion of four FPSOs (P-74 to P-77), respectively.

Notes to the financial statements (Expressed in millions of Reais, unless otherwise indicated)

Considering the relevance of these assets in the context of the Business and Management Plan and due to the financial difficulties faced by the suppliers, escrow accounts relating to these projects were created in the last quarter of 2015 in order to ensure the ongoing services hired.

These escrow accounts comprised funds transferred in advance for payments to be made by the shipyards, restricted to the scope of the contracts and limited to their total balance. The deposits would be offset to the extent that services rendered or equipment delivered, with the remaining balance being reimbursed. At September 30, 2016, the Company had advances to these suppliers amounting to R$ 1,128.

This strategy was considered effective as the projects achieved significant progress up to September 2016, enabling the delivery of P-67 hull to shipyard in China for integration services, the recommence of the work in progress of P-69 hull also in China, the continuity of the work in progress of P-68 hull in Rio Grande shipyard, as well as the progress on priority activities for the conclusion of minimum scope of P-74 and P-76 hulls, delivering these units to shipyards in China for integration services and for setting up topsides.

During the third quarter of 2016, the Company reassessed the progress of the hulls project and the continuity of the specific accounts related to the projects. Consequently, the Company concluded that this strategy, which in its beginning avoided the work in progress discontinuation, was not effective as it was previously.

Accordingly, based on management judgement the Company wrote-off R$ 1,128 in the third quarter of 2016 regarding the remaining balance of advances to these suppliers in the context of the escrow accounts, and legal procedures to recover these receivables are being assessed.

Negotiations with Enseada

As part of strategy of ensuring the continuity of FPSOs P-75 and P-77 hulls construction, the Company approved the transfer of the contract entered into Enseada and the Chinese shipyard COSCO (Dalian) Shipyard Co., Ltd to its wholly-owned subsidiary Petrobras Netherlands B.V. (PNBV), resulting in the recognition of payables in the scope of this contract. As a result, the Company recognized a provision in the amount of R$ 333 within other expenses in the third quarter of 2016.

Considering the escrow accounts and the aforementioned payments, the Company eliminated any risk of P-74 to P-77 hulls non-deliver.

Negotiations with Ecovix

The Company is also negotiating debt acknowledgments relating to Ecovix debts with Chinese shipyards, with respect to P-69 and P-70 hulls. As a result, a provision in the amount of R$ 598 within other expenses was recognized in the third quarter of 2016.

Regarding the negotiations with Ecovix for delivering hulls of some platforms, there are risks related to the term of their transfer to the Company, despites the significant physical progress and the current continuity scenario of their constructions, and of topsides integration and set up. The Company is taking into account all measures in order to mitigate these risks.

Due to uncertainties regarding the FPSOs P-71, P-72 and P-73 hulls construction, the Company also recognized impairment charges amounting to R$ 1,925 as set out in note 13.1.1 (b1). Impacts in the Company’s production curve are not expected in case of the discontinuation of this work in progress, as the 2017-2021 Business and Management Plan includes other options and additional budget funds.

14.	Exploration for and evaluation of oil and gas reserves

The exploration and evaluation activities include the search for oil and gas reserves from obtaining the legal rights to explore a specific area to the declaration of the technical and commercial viability of the reserves.

Notes to the financial statements (Expressed in millions of Reais, unless otherwise indicated)

Changes in the balances of capitalized costs directly associated with exploratory wells pending determination of proved reserves and the balance of amounts paid for obtaining rights and concessions for exploration of oil and natural gas (capitalized acquisition costs) are set out in the following table:

	Consolidated
Capitalized Exploratory Well Costs / Capitalized Acquisition Costs (*)	09.30.2016	12.31.2015
Property, plant and equipment
Opening Balance	20,310	18,594
Additions to capitalized costs pending determination of proved reserves	2,800	7,310
Capitalized exploratory costs charged to expense	(3,076)	(2,874)
Transfers upon recognition of proved reserves	(3,171)	(3,423)
Cumulative translation adjustment	177	703

Closing Balance	17,040	20,310

Intangible Assets	7,773	7,996

Capitalized Exploratory Well Costs / Capitalized Acquisition Costs	24,813	28,306

(*)	Amounts capitalized and subsequently expensed in the same period have been excluded from this table.

Exploration costs recognized in the statement of income and cash used in oil and gas exploration and evaluation activities are set out in the following table:

	Consolidated
Exploration costs recognized in the statement of income	Jan-Sep/2016	Jan-Sep/2015
Geological and geophysical expenses	1,053	1,046
Exploration expenditures written off (includes dry wells and signature bonuses)	3,325	3,418
Other exploration expenses	269	173

Total expenses	4,647	4,637

Cash used in:
Operating activities	1,164	1,219
Investment activities	3,020	6,752

Total cash used	4,184	7,971

15.	Trade payables

	Consolidated
	09.30.2016	12.31.2015
Third parties in Brazil	9,670	13,005
Third parties abroad	6,552	10,020
Related parties	1,112	1,863

Balance on current liabilities	17,334	24,888

16.	Finance debt

The Company obtains funding through debt financing for capital expenditures to develop crude oil and natural gas producing properties, construct vessels and pipelines, construct and expand industrial plants, among other uses.

The Company has covenants that were not in default at September, 30 2016 in its loan agreements and notes issued in the capital markets requiring, among other obligations, the presentation of interim financial statements within 90 days of the end of each quarter (not reviewed by independent auditors) and audited financial statements within 120 days of the end of each fiscal year. Non-compliance with these obligations do not represent immediate events of default and the grace period in which the Company has to deliver these financial statements ranges from 30 to 60 days, depending on the agreement. The Company also has covenants with respect to debt level in some of its loan agreements with the Brazilian Development Bank (Banco Nacional de Desenvolvimento—BNDES).

Notes to the financial statements (Expressed in millions of Reais, unless otherwise indicated)

A roll-forward schedule of non-current debt is set out as follows:

	Consolidated
	Export Credit Agencies	Banking Market	Capital Market	Others	Total
Non-current
In Brazil
Opening balance at January 1, 2015	—	77,795	3,456	74	81,325
Cumulative translation adjustment (CTA)	—	482	—	—	482
Additions (new funding obtained)	—	15,962	3,510	—	19,472
Interest incurred during the period	—	951	1	—	952
Foreign exchange/inflation indexation charges	—	9,662	257	7	9,926
Transfer from long-term to short-term	—	(8,416)	(490)	(13)	(8,919)

Balance as of December 31, 2015	—	96,436	6,734	68	103,238

Abroad
Opening balance at January 1, 2015	13,930	79,414	142,930	1,723	237,997
Cumulative translation adjustment (CTA)	4,772	33,669	62,702	607	101,750
Additions (new funding obtained)	501	18,285	6,283	—	25,069
Interest incurred during the period	13	110	161	26	310
Foreign exchange/inflation indexation charges	1,439	4,112	(3,350)	181	2,382
Transfer from long-term to short-term	(2,517)	(14,671)	(18,098)	(147)	(35,433)

Balance as of December 31, 2015	18,138	120,919	190,628	2,390	332,075

Total Balance as of December 31, 2015	18,138	217,355	197,362	2,458	435,313

Non-current
In Brazil
Opening balance at January 1, 2016	—	96,436	6,734	68	103,238
Cumulative translation adjustment (CTA)	—	(356)	—	—	(356)
Additions (new funding obtained)	—	1,280	—	—	1,280
Interest incurred during the period	—	771	1	—	772
Foreign exchange/inflation indexation charges	—	(5,642)	166	5	(5,471)
Transfer from long-term to short-term	—	(7,091)	(236)	(6)	(7,333)

Balance as of September 30, 2016	—	85,398	6,665	67	92,130

Abroad
Opening balance at January 1, 2016	18,138	120,919	190,628	2,390	332,075
Cumulative translation adjustment (CTA)	(2,252)	(17,945)	(30,914)	(309)	(51,420)
Additions (new funding obtained)	—	4,378	33,450	—	37,828
Interest incurred during the period	10	45	161	23	239
Foreign exchange/inflation indexation charges	(636)	(3,802)	(201)	(84)	(4,723)
Transfer from long-term to short-term	(2,501)	(5,029)	(36,655)	(134)	(44,319)
Transfer to liabilities associated with assets classified as held for sale	—	—	(1,061)	—	(1,061)

Balance as of September 30, 2016	12,759	98,566	155,408	1,886	268,619

Total Balance as of September 30, 2016	12,759	183,964	162,073	1,953	360,749

	Consolidated
Current	09.30.2016	12.31.2015
Short-term debt	1,258	5,946
Current portion of long-term debt	29,936	44,907
Accrued interest	5,851	6,481

Total	37,045	57,334

Notes to the financial statements (Expressed in millions of Reais, unless otherwise indicated)

16.1.	Summarized information on current and non-current finance debt

	Consolidated
Maturity in	2016	2017	2018	2019	2020	2021 and onwards	Total (*)	Fair value
Financing in Brazilian Reais (R$):	7,010	6,556	7,941	13,408	18,801	26,362	80,078	76,156

Floating rate debt	6,015	5,147	6,455	11,961	17,418	19,254	66,250
Fixed rate debt	995	1,409	1,486	1,447	1,383	7,108	13,828
Average interest rate	12.5%	14.5%	12.1%	11.3%	10.5%	9.7%	11.1%
Financing in U.S. Dollars (US$):	9,135	16,935	28,173	48,372	31,480	125,579	259,674	252,272

Floating rate debt	4,546	12,179	25,110	37,320	18,542	29,832	127,529
Fixed rate debt	4,589	4,756	3,063	11,052	12,938	95,747	132,145
Average interest rate	4.0%	3.8%	3.5%	4.0%	4.6%	5.9%	5.0%
Financing in R$ indexed to US$:	179	2,317	2,284	2,276	2,276	17,602	26,934	27,428

Floating rate debt	20	75	71	63	63	115	407
Fixed rate debt	159	2,242	2,213	2,213	2,213	17,487	26,527
Average interest rate	7.1%	7.0%	7.1%	7.0%	7.1%	7.0%	7.0%
Financing in Pound Sterling (£):	147	118	—	—	—	7,236	7,501	6,862

Fixed rate debt	147	118	—	—	—	7,236	7,501
Average interest rate	5.7%	5.5%	—	—	—	6.0%	6.0%
Financing in Japanese Yen (¥):	170	331	330	—	—	—	831	843

Floating rate debt	170	331	330	—	—	—	831
Average interest rate	0.6%	0.5%	0.4%	—	—	—	0.4%
Financing in Euro (€):	20	523	4,094	4,768	716	12,633	22,754	22,194

Floating rate debt	19	38	38	38	571	—	704
Fixed rate debt	1	485	4,056	4,730	145	12,633	22,050
Average interest rate	1.6%	3.5%	3.8%	3.8%	4.1%	4.4%	4.1%
Financing in other currencies:	—	22	—	—	—	—	22	22

Fixed rate debt	—	22	—	—	—	—	22
Average interest rate	—	14.0%	—	—	—	—	14.0%
Total as of September 30, 2016	16,661	26,802	42,822	68,824	53,273	189,412	397,794	385,777

Average interest rate	7.6%	6.7%	5.3%	5.5%	6.8%	6.5%	6.3%
Total as of December 31, 2015	57,333	44,505	62,827	88,231	60,670	179,081	492,647	385,017

Average interest rate	5.9%	6.4%	5.6%	5.8%	6.9%	6.7%	6.3%

*	The average maturity of outstanding debt as of September 30, 2016 is 7.33 years (7.14 years as of December 31, 2015).

The fair value of the Company’s finance debt is determined primarily by quoted prices in active markets for identical liabilities (level 1), when applicable, amounting to R$ 161,515 as of September 30, 2016. When a quoted price for an identical liability is not available, the finance debt is fair valued by a discounted cash flow based on a theoretical curve derived from the yield curve of the Company’s most liquid bonds (level 2), amounting to R$ 224,262, as of September 30, 2016.

The sensitivity analysis for financial instruments subject to foreign exchange variation is set out in note 31.2.

16.2.	Capitalization rate used to determine the amount of borrowing costs eligible for capitalization

The capitalization rate used to determine the amount of borrowing costs eligible for capitalization was the weighted average of the borrowing costs applicable to the borrowings that were outstanding during the period, other than borrowings made specifically for the purpose of obtaining a qualifying asset. For the nine-month period ended September 30, 2016 the capitalization rate was 5.67% p.a. (4.99% p.a. for the same period in 2015).

Notes to the financial statements (Expressed in millions of Reais, unless otherwise indicated)

16.3.	Lines of credit

				Amount
Company	Financial institution	Date	Maturity	Available (Lines of Credit)	Used	Balance
Abroad (Amounts in US$ million)
Petrobras	JBIC	7/16/2013	12/31/2018	1,500	—	1,500
PGT BV	UKEF—JPMORGAN	12/17/2015	12/22/2016	500	409	91
Total				2,000	409	1,591

In Brazil
Petrobras	FINEP	4/16/2014	12/26/2017	255	177	78
PNBV	BNDES	9/3/2013	3/26/2018	9,878	2,128	7,750
Transpetro	BNDES	1/31/2007	Not defined	4,881	545	4,336
Transpetro	Banco do Brasil	7/9/2010	4/10/2038	159	69	90
Transpetro	Caixa Econômica Federal	11/23/2010	Not defined	329	—	329
Total				15,502	2,919	12,583

16.4.	Collateral

Most of the Company’s debt is unsecured, however, collaterals are granted to financial institutions if required.

The loans obtained by structured entities are collateralized based on the projects’ assets, as well as liens on receivables of the structured entities.

The global notes issued by the Company in the capital market through its wholly-owned subsidiary Petrobras Global Finance B.V. – PGF are unsecured. However, Petrobras fully, unconditionally and irrevocably guarantees these notes. In addition, there were no changes in the structure of collateralization with respect to the last global notes offering in the international capital market occurred in July 2016.

17.	Leases

17.1.	Future minimum lease payments / receipts – finance leases

	Consolidated
	Receipts			Payments
Estimated lease payments / receivable	Future value	Annual interest	Present value	Future value	Annual interest	Present value
2016	289	(185)	104	36	(14)	22
2017—2020	2,548	(1,460)	1,088	358	(144)	214
2021 and thereafter	5,077	(1,446)	3,631	776	(641)	135

As of September 30, 2016	7,914	(3,091)	4,823	1,170	(799)	371

Current			266			56
Non-current			4,557			315

As of September 30, 2016			4,823			371

Current (*)			256			73
Non-current (*)			5,441			303

As of December 31, 2015			5,697			376

(*)	For comparative purposes, the present value of payments in the amount of R$ 25 was reclassified from trade payables in current liabilities and the amount of R$ 149 was reclassified from others in non-current liabilities.

Notes to the financial statements (Expressed in millions of Reais, unless otherwise indicated)

17.2.	Future minimum lease payments – operating leases

Operating leases mainly include oil and gas production units, drilling rigs and other exploration and production equipment, vessels and support vessels, helicopters, land and building leases.

Consolidated
2016	10,838
2017—2020	108,832
2021 and thereafter	200,101

As of September 30, 2016	319,771

As of December 31, 2015	387,332

As of September 30, 2016, the balance of estimated future minimum lease payments under operating leases includes R$ 169,637 in the Consolidated (R$ 236,739 on December 31, 2015) with respect to assets under construction, for which the lease term has not commenced.

In the nine-month period ended September 30, 2016, the Company recognized expenditures of R$ 25,553 (R$ 24,611 in the same period of 2015) for operating leases installments.

18.	Related-party transactions

18.1.	Commercial and other transactions

The Company has a related-party transactions policy, approved by its Board of Directors, which establishes rules to ensure that all decisions involving related parties and potential conflicts of interest take into account applicable laws in the countries in which the Company operates and the parties involved in negotiations.

18.1.1.	By transaction (parent company)

	09.30.2016			12.31.2015
	Current	Non-current	Total	Current	Non-current	Total
Assets
Trade and other receivables
Trade and other receivables, mainly from sales	7,359	—	7,359	8,916	—	8,916
Dividends receivable	1,051	—	1,051	1,595	—	1,595
Intercompany loans	—	229	229	—	266	266
Capital increase (advance)	—	370	370	—	1,364	1,364
Amounts related to construction of natural gas pipeline	—	1,295	1,295	—	1,050	1,050
Finance leases	57	915	972	61	873	934
Other operations	527	441	968	637	414	1,051

Total	8,994	3,250	12,244	11,209	3,967	15,176

Liabilities
Finance leases	(1,207)	(4,935)	(6,142)	(1,568)	(5,354)	(6,922)
Intercompany loans	—	(28,924)	(28,924)	—	(51,465)	(51,465)
Prepayment of exports	(25,758)	(83,550)	(109,308)	(18,346)	(109,607)	(127,953)
Accounts payable to suppliers	(10,876)	—	(10,876)	(13,541)	—	(13,541)

Purchases of crude oil, oil products and others	(6,710)	—	(6,710)	(7,251)	—	(7,251)
Affreightment of platforms	(3,903)	—	(3,903)	(5,778)	—	(5,778)
Advances from clients	(263)	—	(263)	(512)	—	(512)
Other operations	—	(84)	(84)	—	(99)	(99)

Total	(37,841)	(117,493)	(155,334)	(33,455)	(166,525)	(199,980)

Profit or Loss					Jan-Sep/2016	Jan-Sep/2015

Revenues, mainly sales revenues					95,038	111,327
Foreign exchange and inflation indexation charges					(5,577)	(10,215)
Financial income (expenses), net					(9,372)	(6,900)

Total					80,089	94,212

Notes to the financial statements (Expressed in millions of Reais, unless otherwise indicated)

18.1.2.	By company (parent company)

	Income (expense)		09.30.2016			12.31.2015	09.30.2016			12.31.2015
	Jan-Sep/2016	Jan-Sep/2015	Current Assets	Non-current Assets	Total Assets	Total Assets	Current Liabilities	Non-current Liabilities	Total Liabilities	Total Liabilities
Subsidiaries (*)
BR	57,660	67,806	2,001	—	2,001	2,608	(179)	—	(179)	(282)
Gaspetro	4,857	8,116	760	97	857	1,074	(298)	—	(298)	(307)
PIB-BV	5,284	5,413	2,464	115	2,579	2,287	(26,370)	(112,474)	(138,844)	(180,718)
PNBV	2,214	630	1,638	28	1,666	2,236	(5,892)	—	(5,892)	(7,632)
Transpetro	736	665	738	206	944	786	(1,376)	—	(1,376)	(1,125)
Logigas	(118)	—	29	1,295	1,324	1,078	(487)	—	(487)	(445)
Thermoelectrics	(171)	(141)	9	301	310	455	(125)	(969)	(1,094)	(1,127)
Fundo de Investimento Imobiliário	(213)	(222)	73	—	73	158	(247)	(1,699)	(1,946)	(1,830)
TAG	(1,202)	(864)	190	915	1,105	1,075	(1,622)	—	(1,622)	(1,990)
Other subsidiaries	2,367	3,486	605	289	894	2,788	(557)	—	(557)	(967)

Total Subsidiaries	71,414	84,889	8,507	3,246	11,753	14,545	(37,153)	(115,142)	(152,295)	(196,423)
Structured Entities
PDET Off Shore	(92)	(170)	—	—	—	—	(327)	(540)	(867)	(1,161)
CDMPI	(151)	(43)	—	—	—	—	(339)	(1,727)	(2,066)	(2,172)

Total Structured Entities	(243)	(213)	—	—	—	—	(666)	(2,267)	(2,933)	(3,333)
Associates
Companies from the petrochemical sector	8,882	9,533	407	—	407	559	(11)	(84)	(95)	(172)
Other associates	36	3	80	4	84	72	(11)	—	(11)	(52)

Total Associates	8,918	9,536	487	4	491	631	(22)	(84)	(106)	(224)

Total	80,089	94,212	8,994	3,250	12,244	15,176	(37,841)	(117,493)	(155,334)	(199,980)

(*)	Includes its subsidiaries and joint ventures.

18.1.3.	Annual rates for intercompany loans

	Parent Company
	Assets		Liabilities
	09.30.2016	12.31.2015	09.30.2016	12.31.2015
Up to 5%	—	—	—	(5,623)
From 5.01% to 7%	78	81	(28,924)	(45,842)
From 7.01% to 9%	101	128	—	—
More than 9.01%	50	57	—	—

Total	229	266	(28,924)	(51,465)

Notes to the financial statements (Expressed in millions of Reais, unless otherwise indicated)

18.2.	Non standardized receivables investment fund

The Parent Company invests in the receivables investment fund FIDC-NP (FIDC-NP and FIDC-P, as of December 31, 2015), which comprises mainly receivables and non-performing receivables arising from the operations performed by subsidiaries of the Petrobras Group. Investments in FIDC-NP and FIDC-P are recognized as marketable securities.

The assignment of performing and non-performing receivables is recognized as current debt within current liabilities.

	Parent Company
	09.30.2016	12.31.2015
Marketable securities	7,017	7,812
Assignments of non-performing receivables	(21,257)	(20,779)

	Jan-Sep/2016	Jan-Sep/2015
Finance income FIDC P and NP	702	589
Finance expense FIDC P and NP	(1,966)	(1,475)

Net finance income (expense)	(1,264)	(886)

18.3.	Collateral Granted

Petrobras collateralizes certain financial transactions carried out by its foreign subsidiaries.

Petrobras, based on contractual clauses that support the financial transactions between foreign subsidiaries and third parties, collateralizes the payment of debt service in the event that a subsidiary defaults on a financing agreement.

The outstanding balances of financial transactions carried out by these subsidiaries and collateralized by Petrobras are set out below:

	09.30.2016						12.31.2015
Maturity date of the loans	PGF (*)	PGT (**)	PNBV	TAG	Others	Total	Total
2016	2,919	—	463	—	—	3,382	29,089
2017	3,404	—	1,323	—	15	4,742	22,132
2018	6,733	8,116	9,788	—	1,621	26,258	45,479
2019	17,783	19,153	7,677	—	1,116	45,729	63,241
2020	15,305	17,302	1,744	—	6,962	41,313	48,680
2021	41,757	—	730	—	5,637	48,124	30,753
2022 and thereafter	76,032	29,391	8,098	14,295	3,955	131,771	148,579

Total	163,933	73,962	29,823	14,295	19,306	301,319	387,953

(*)	Petrobras Global Finance B.V., subsidiary of PIBBV.
(**)	Petrobras Global Trading B.V., subsidiary of PIBBV.

18.4.	Investment in an investment fund by subsidiaries abroad

As of September 30, 2016, a subsidiary of PIB BV had R$ 13,517 (R$ 15,623 as of December 31, 2015) invested in an investment fund abroad that held debt securities of TAG (a subsidiary of Petrobras) and its subsidiaries, PGF and of consolidated structured entities, mainly with respect to the following projects: Gasene, Malhas, CDMPI, Charter and PDET.

Notes to the financial statements (Expressed in millions of Reais, unless otherwise indicated)

18.5.	Transactions with joint ventures, associates, government entities and pension funds

The balances of significant transactions are set out in the following table:

	Consolidated
	Jan-Sep/2016	09.30.2016		Jan-Sep/2015	12.31.2015
	Income (expense)	Assets	Liabilities	Income (expense)	Assets	Liabilities
Joint ventures and associates
State-controlled gas distributors	4,669	765	236	7,630	996	281
Petrochemical companies	8,865	421	106	9,580	565	174
Other associates and joint ventures	1,208	550	906	1,311	524	1,768

Subtotal	14,742	1,736	1,248	18,521	2,085	2,223

Government entities
Government bonds	361	3,199	—	994	4,352	—
Banks controlled by the Federal Government	(8,398)	12,020	87,088	(11,213)	10,181	95,034
Receivables from the Electricity sector (note 7.4)	2,579	15,835	25	4,579	13,335	—
Petroleum and alcohol account—receivables from Federal government	14	871	—	—	857	—
Others	682	945	1,020	102	1,190	1,230

Subtotal	(4,762)	32,870	88,133	(5,538)	29,915	96,264

Pension plans	—	318	200	—	141	431

Total	9,980	34,924	89,581	12,983	32,141	98,918

Revenues, mainly sales revenues	16,994			22,731
Foreign exchange and inflation indexation charges, net	(993)			(5,143)
Finance income (expenses), net	(6,021)			(4,605)
Current assets		9,419			8,806
Non-current assets		25,505			23,335
Current liabilities			14,672			12,683
Non-current liabilities			74,909			86,235

Total	9,980	34,924	89,581	12,983	32,141	98,918

Notes to the financial statements (Expressed in millions of Reais, unless otherwise indicated)

18.6.	Compensation of key management personnel

The total compensation of Petrobras’ key management personnel is set out as follows:

	Jan-Sep/2016			Jan-Sep/2015
	Officers	Board (members and alternates)	Total	Officers	Board (members and alternates)	Total
Wages and short-term benefits	8.5	1.0	9.5	9.4	1.0	10.4
Social security and other employee-related taxes	2.4	0.2	2.6	2.5	0.2	2.7
Post-employment benefits (pension plan)	0.8	—	0.8	0.6	—	0.6
Benefits due to termination of tenure	0.4	—	0.4	—	—	—

Total compensation recognized in the statement of income	12.1	1.2	13.3	12.5	1.2	13.7

Total compensation paid	12.1	1.2	13.3	12.5	1.2	13.7
Average number of members in the period (*)	7.56	11.67	19.23	8.00	12.56	20.56
Average number of paid members in the period (**)	7.56	9.78	17.34	8.00	10.89	18.89

(*)	Monthly average number of members.
(**)	Monthly average number of paid members.

In the nine-month period ended September 30, 2016, the board members and executive officers of the Petrobras group received R$ 55 as compensation (R$ 50 in the nine-month period ended September 30, 2015).

The compensation of the Advisory Committees to the Board of Directors is apart from the fixed compensation set for the Board members and, therefore, has not been classified under compensation of Petrobras’ key management personnel.

The alternates of Board members, who were also members of these committees, up to April 2016, received the amount of R$ 54 thousand as compensation in 2016 (R$ 65 thousand including related charges).

19.	Provision for decommissioning costs

Non-current liabilities	09.30.2016	12.31.2015
Opening balance	35,728	21,958
Adjustment to provision	(4,767)	17,300
Transfers related to liabilities held for sale (*)	110	(488)
Payments made	(2,089)	(4,149)
Interest accrued	1,705	753
Others	(154)	354

Closing balance	30,533	35,728

(*)	Includes R$ 493 related to the termination of sales contract of Bijupira and Salema fields in February 2016 and R$ 383 transferred pursuant to the sale of the subsidiary PESA.

The estimates for abandonment and dismantling of oil and natural gas producing properties areas are revised annually, simultaneously with the annual certification process of oil and gas reserves.

However, due to the review of assumptions related to foreign exchange rate, discount rate and economic feasibility of E&P projects, based on the 2017-2021 Business and Management Plan, the Company reassessed its provision for decommissioning costs in order to reflect its best estimate at the end of this quarter.

The main impacts in this reassessment, when compared to December 31, 2015, are attributable to a higher risk-adjusted discount rate and the appreciation of the Brazilian Real against the U.S. Dollar.

The adjustment made to the provision for decommissioning at September 30, 2016 in the amount of R$ 4,800 deducted the cost of assets of the respective fields (R$ 1,600) and positively impacted the income statement (R$ 3,200 within other expenses, net) as this adjustment exceeded the carrying amount of some of these fields.

Notes to the financial statements (Expressed in millions of Reais, unless otherwise indicated)

20.	Taxes

20.1.	Income taxes and other taxes

Income tax and social contribution	Consolidated
	Current assets		Current liabilities
	09.30.2016	12.31.2015	09.30.2016	12.31.2015
Taxes in Brazil	2,020	3,743	607	242
Taxes abroad	19	96	40	168

Total	2,039	3,839	647	410

	Consolidated
Other taxes and contributions	Current assets		Non-current assets		Current liabilities		Non-current liabilities (*)
	09.30.2016	12.31.2015	09.30.2016	12.31.2015	09.30.2016	12.31.2015	09.30.2016	12.31.2015
Taxes In Brazil:
Current / Deferred ICMS (VAT)	3,169	3,151	2,315	2,364	3,455	4,081	—	—
Current / Deferred PIS and COFINS (taxes on revenues)	2,827	2,913	7,941	7,913	1,597	1,902	—	—
CIDE	48	72	—	—	382	449	—	—
Production Taxes (Special participation / Royalties)	—	—	—	—	1,902	2,428	—	—
Withholding income tax and social contribution	—	—	—	—	1,261	1,698	—	60
REFIS and PRORELIT	—	—	—	—	—	1,068	—	43
Others	558	585	551	718	924	956	—	—

Total in Brazil	6,602	6,721	10,807	10,995	9,521	12,582	—	103
Taxes abroad	68	172	38	22	108	557	—	—

Total	6,670	6,893	10,845	11,017	9,629	13,139	—	103

(*)	Other non-current taxes are classified as other non-current liabilities.

20.2.	Brazilian Tax Law

On December 30, 2015, the state of Rio de Janeiro enacted two laws that increased the tax burden on the oil industry from March 2016, as follows:

•	Law No. 7,182 – establishes a Rate Control, Monitoring and Supervision of Research, Mining, Oil and Gas Exploration and Utilization Activities tax (Taxa de Controle, Monitoramento e Fiscalização das Atividades de Pesquisa, Lavra, Exploração e Aproveitamento de Petróleo e Gás – TFPG) over each barrel of crude oil or equivalent unit of natural gas extracted in the State of Rio de Janeiro, and

•	Law No. 7,183 – establishes a VAT (ICMS) tax over transactions involving crude oil operations.

The Company believes that the taxation established by both laws is not legally justifiable, and therefore, the Company has supported the Brazilian Association of Companies for the Exploration and Production of Oil and Gas (ABEP—Associação Brasileira de Empresas de Exploração e Produção de Petróleo e Gás), which has filed complaints challenging the constitutionality of such laws before the Brazilian Supreme Court.

The Brazilian Federal Attorney has expressed favorable opinions regarding the basis of the ABEP complaints and the granting of judicial injunctions in favor of the oil and gas industry, to avoid the associated tax burden on it.

The Brazilian Supreme Court is currently analyzing the ABEP request for formal injunctions in both actions.

Notes to the financial statements (Expressed in millions of Reais, unless otherwise indicated)

20.3.	Deferred income taxes—non-current

Income taxes in Brazil comprise corporate income tax (IRPJ) and social contribution on net income (CSLL). Brazilian statutory corporate tax rates are 25% and 9%, respectively. The changes in the deferred income taxes are presented as follows:

	Consolidated
	Property, Plant and Equipment
	Oil and gas exploration costs	Others (*)	Loans, trade and other receivables / payables and financing	Finance leases	Provision for legal proceedings	Tax losses	Inventories	Employee benefits	Others	Total
Balance at January 1, 2015	(36,249)	(595)	10,155	(1,573)	1,397	15,191	1,302	5,371	(378)	(5,379)

Recognized in the statement of income for the year	(4,061)	5,894	(1,687)	186	1,712	6,789	74	(612)	616	8,911
Recognized in shareholders’ equity	—	—	20,961	—	—	(336)	—	(54)	—	20,571
Cumulative translation adjustment	—	106	2	—	(14)	501	(4)	3	(276)	318
Use of tax credits—REFIS and PRORELIT	—	—	—	—	—	(1,853)		—	—	(1,853)
Others	—	(362)	296	21	(3)	73	7	(27)	11	16

Balance at December 31, 2015	(40,310)	5,043	29,727	(1,366)	3,092	20,365	1,379	4,681	(27)	22,584

Recognized in the statement of income for the period	3,523	(2,543)	868	69	932	968	(228)	1,119	(26)	4,682
Recognized in shareholders’ equity	—	—	(16,602)	—	—	(10)	—	—	—	(16,612)
Cumulative translation adjustment	—	(78)	12	—	5	(185)	—	(13)	(9)	(268)
Others (**)	—	138	64	—	32	(7)	—	(46)	88	269

Balance at September 30, 2016	(36,787)	2,560	14,069	(1,297)	4,061	21,131	1,151	5,741	26	10,655

Deferred tax assets										23,490
Deferred tax liabilities										(906)

Balance at December 31, 2015										22,584

Deferred tax assets										11,543
Deferred tax liabilities										(888)

Balance at September 30, 2016										10,655

(*)	Mainly includes impairment adjustments and capitalized borrowing costs.
(**)	Includes R$ 264 transferred to liabilities associated with assets held for sale due to the disposal of subsidiary PESA.

The Company recognizes the deferred tax assets based on projections of taxable profits in future periods that are revised annually. The deferred tax assets will be realized in a ten years perspective to the extent of provisions realization and final resolution of future events, both based on Business and Management Plan – BMP assumptions.

Notes to the financial statements (Expressed in millions of Reais, unless otherwise indicated)

20.4.	Reconciliation between statutory tax rate and effective tax expense rate

The following table provides the reconciliation of Brazilian statutory tax rate to the Company’s effective rate on income before income taxes:

	Consolidated
	Jan-Sep/2016	Jan-Sep/2015
Income before income taxes	(15,930)	5,933
Nominal income taxes computed based on Brazilian statutory corporate tax rates (34%)	5,416	(2,017)
Adjustments to arrive at the effective tax rate:
Different jurisdictional tax rates for companies abroad	(698)	2,034
Brazilian income taxes on income of companies incorporated outside Brazil (*)	(448)	(2,061)
Tax incentives	126	18
Tax loss carryforwards (unrecognized tax losses)	(1,512)	(1,571)
Non-taxable income (non-deductible expenses), net (**)	(2,374)	(1,807)
Others	(385)	(118)

Income taxes benefit (expense)	125	(5,522)

Deferred income taxes	4,682	(2,824)
Current income taxes	(4,557)	(2,698)

Total	125	(5,522)

Effective tax rate of income taxes	0.8%	93.1%

(*)	Relates to Brazilian income taxes on earnings of offshore investees generated up to September 30, 2016, as established by Law No. 12,973/2014.
(**)	Includes results in equity-accounted investments and CTA transferred to income statement due to the disposal of Pesa as set out in note 9.2.

Notes to the financial statements (Expressed in millions of Reais, unless otherwise indicated)

21.	Employee benefits (Post-Employment)

21.1.	Pension and medical benefits

The Company sponsors defined benefit and variable contribution pension plans in Brazil and abroad, as well as defined-benefit medical plans for employees in Brazil (active and retirees) and their dependents. See note 22 to the consolidated financial statement for the year ended December 31, 2015 for detailed information about pension and medical benefits sponsored by the Company.

Changes in the pension and medical defined benefits to employees are set out as follows:

	Consolidated
	Pension Plans		Medical Plan	Other Plans	Total
	Petros	Petros 2	AMS
Balance at January 1, 2015	20,916	762	23,957	283	45,918
(+) Remeasurement effects recognized in OCI	584	(692)	354	(44)	202
(+) Costs incurred in the year	2,879	207	3,213	89	6,388
(-) Contributions paid	(644)	—	(1,155)	(18)	(1,817)
(-) Payments related to the Term of Financial Commitment (TFC)	(550)	—	—	—	(550)
Others	—	—	—	33	33

Balance at December 31, 2015	23,185	277	26,369	343	50,174

Current	1,438	—	1,111	7	2,556
Non-current	21,747	277	25,258	336	47,618

Balance at December 31, 2015	23,185	277	26,369	343	50,174

(+) Costs incurred in the period	2,674	87	3,180	69	6,010
(-) Contributions paid	(461)	—	(905)	(30)	(1,396)
(-) Payments related to the Term of Financial Commitment (TFC)	(332)	—	—	—	(332)
Others	—	—	—	(176)	(176)

Balance at September 30, 2016	25,066	364	28,644	206	54,280

Current	1,637	—	1,111	5	2,753
Non-current	23,429	364	27,533	201	51,527

Balance at September 30, 2016	25,066	364	28,644	206	54,280

Pension and medical benefit expenses, net recognized in the statement of income are set out as follows:

	Consolidated
	Pension Plans		Medical Plan	Other Plans	Total
	Petros	Petros 2	AMS
Current service cost	217	57	338	20	632
Net interest cost over net liabilities / (assets)	2,457	30	2,842	49	5,378

Net costs for Jan-Sep/2016	2,674	87	3,180	69	6,010

Related to active employees:
Included in the cost of sales	665	45	746	6	1,462
Included in operating expenses	335	30	406	60	831
Related to retired employees	1,674	12	2,028	3	3,717

Net costs for Jan-Sep/2016	2,674	87	3,180	69	6,010

Net costs for Jan-Sep/2015	2,176	187	2,626	66	5,055

As of September 30, 2016, the Company had pledged crude oil and/or oil products totaling R$ 6,419 (still under review) as collateral for the Terms of Financial Commitment (TFC) signed by Petrobras and Petros in 2008 (R$ 6,711 as of December 31, 2015).

In the nine-month period ended September 30, 2016, the Company’s contribution to the defined contribution portion of the Petros Plan 2 was R$ 619 (R$ 636 in the nine-month period ended September 2015) recognized in the results of the period.

Notes to the financial statements (Expressed in millions of Reais, unless otherwise indicated)

21.2.	Voluntary Separation Incentive Plan

From February 2014 to September 30, 2016 the Company implemented voluntary separation incentive plans (PIDV) as described below:

•	Petrobras (PIDV 2014) – the enrollment period lasted from February 12 to March 31, 2014. This plan was re-opened for eligible employees from November 30 to December 18, 2015, resulting in 6,829 separations of 7,219 total enrollments up to September 30, 2016;

•	Petrobras Distribuidora S.A. (PIDV BR 2014) – the enrollment period lasted from February 12 to March 31, 2014 resulting in 656 separations of 658 total enrollments up to September 30, 2016;

•	Petrobras Distribuidora S.A. (PIDV BR 2015) – the enrollment period lasted from October 13 to December 31, 2015 resulting in 316 separations of 317 total enrollments up to September 30 2016; and

•	Petrobras PIDV 2016 – the enrollment period lasted from April 1, 2016 to August 31, 2016 resulting in 3,199 separations of 11,720 total enrollments as of September 30, 2016.

Accordingly, 11,000 voluntary separations of employees who enrolled in these plans were made.

Changes in the provision during the nine-month period ended September 30, 2016 are set out as follows:

Consolidated
Balance as of December 31, 2015	777
New enrolments PIDV Petrobras 2016	3,672
Revision of provisions	13
Separations in the period	(1,526)

Balance as of September 30, 2016	2,936

Current	2,936
Non-current	—

Notes to the financial statements (Expressed in millions of Reais, unless otherwise indicated)

22.	Shareholders’ equity

22.1.	Share capital (net of share issuance costs)

As of September 30, 2016, subscribed and fully paid share capital was R$ 205,432, represented by 7,442,454,142 outstanding common shares and 5,602,042,788 outstanding preferred shares, all of which are registered, book-entry shares with no par value.

Preferred shares have priority on returns of capital, do not grant any voting rights and are non-convertible into common shares.

22.2.	Other comprehensive income

In the nine-month period ended September,30 2016 the Company principally recognized as other comprehensive income the following effects:

•	Cumulative translation adjustment of R$ 15,753. As set out in note 9.2, this amount was impacted by the disposal of the Company’s interests in the subsidiary Petrobras Participaciones S.L. (“PPSL”) that triggered the reclassification of R$ 3,627 to income statement within other expenses, net of the cumulative translation adjustment resulted from the depreciation of Argentinian Peso against the U.S Dollar since the acquisition of this investment to its disposal.

•	Foreign exchange variation gains of R$ 32,226 (R$ 26,065 after taxes and amounts reclassified to the statement of income) recognized in the Company’s shareholders’ equity during the nine-month period ended September 30, 2016, as a result of its cash flow hedge accounting policy, as set out in note 31.2.

22.3.	Earnings (losses) per share

	Consolidated
	Jan-Sep/2016	Jan-Sep/2015
Net income (loss) attributable to shareholders of Petrobras	(17,334)	2,102
Weighted average number of common and preferred shares outstanding	13,044,496,930	13,044,496,930
Basic and diluted earnings (losses) per common and preferred share (R$ per share)	(1.33)	0.16

23.	Sales revenues

	Consolidated
	Jan-Sep/2016	Jan-Sep/2015
Gross sales	269,086	296,366
Sales taxes (*)	(56,986)	(59,831)

Sales revenues (**)	212,100	236,535

Diesel	69,068	74,431
Automotive gasoline	42,162	38,854
Jet fuel	6,631	8,166
Liquefied petroleum gas	7,959	6,988
Naphtha	6,133	6,748
Fuel oil (including bunker fuel)	2,943	5,748
Other oil products	8,815	8,607

Subtotal oil products	143,711	149,542

Natural gas	10,494	14,465
Ethanol, nitrogen products and renewables	9,875	9,197
Electricity, services and others	7,093	11,780

Domestic market	171,173	184,984

Exports	19,576	24,030
Sales abroad (***)	21,351	27,521

Foreign market	40,927	51,551

Sales revenues (**)	212,100	236,535

(*)	Includes, mainly, CIDE, PIS, COFINS and ICMS (VAT).
(**)	Sales revenues by business segment are set out in note 28
(***)	Sales revenues from operations outside of Brazil, including trading and excluding exports.

Notes to the financial statements (Expressed in millions of Reais, unless otherwise indicated)

24.	Other expenses, net

	Consolidated
	Jan-Sep/2016	Jan-Sep/2015
Unscheduled stoppages and pre-operating expenses	(5,472)	(2,634)
Gains / (losses) related to legal, administrative and arbitration proceedings	(5,240)	(2,986)
Pension and medical benefits (retirees)	(3,717)	(2,842)
Voluntary Separation Incentive Plan—PIDV	(3,685)	(110)
Reclassification of cumulative translation adjustments—CTA	(3,627)	—
Provision for debt acknowledgments of suppliers with subcontractors	(931)	—
Gains / (losses) on disposal/write-offs of assets, areas returned and cancelled projects (*)	(894)	(1,034)
Institutional relations and cultural projects	(637)	(1,051)
Operating expenses with thermoelectric power plants	(275)	(301)
Health, safety and environment	(213)	(237)
Allowance on losses on fines	(155)	(904)
Amounts recovered relating to Lava Jato Operation	227	230
Government grants	413	38
Agreement of Ship/Take or Pay with gas distributors	657	476
Expenses / Reimbursements from E&P partnership operations	1,645	989
Gains / (losses) on decommissioning of returned/abandoned areas	3,242	(153)
Others	625	410

Total	(18,037)	(10,109)

(*)	Includes the write-off related to advances to suppliers in the amount of R$ 1,128, as set out note 13.3.

25.	Costs and Expenses by nature

	Consolidated
	Jan-Sep/2016	Jan-Sep/2015
Raw material and products for resale	(49,832)	(77,428)
Materials, third-party services, freight, rent and other related costs	(40,692)	(46,459)
Depreciation, depletion and amortization	(37,314)	(27,005)
Employee compensation	(26,499)	(22,657)
Impairment (losses) / reversals	(16,770)	(1,286)
Production taxes	(10,840)	(15,811)
Unscheduled stoppages and pre-operating expenses	(5,472)	(2,634)
(Losses) / Gains on legal, administrative and arbitration proceedings	(5,240)	(2,986)
Reclassification of cumulative translation adjustment—CTA	(3,627)	—
Exploration expenditures written-off (includes dry wells and signature bonuses)	(3,325)	(3,418)
Allowance for impairment of trade receivables	(1,695)	(566)
Other taxes	(1,600)	(7,768)
Changes in inventories	(1,446)	2,079
Provision for debt acknowledgments of suppliers with subcontractors	(931)	—
Gains / (losses) on disposal/write-offs of assets, areas returned and cancelled projects	(894)	(1,034)
Institutional relations and cultural projects	(637)	(1,051)
Health, safety and environment	(213)	(237)
Amounts recovered relating to Lava Jato Operation	227	230

Total	(206,800)	(208,031)

In the Statement of income
Cost of sales	(144,934)	(164,808)
Selling expenses	(10,774)	(9,465)
General and administrative expenses	(8,537)	(8,228)
Exploration costs	(4,647)	(4,637)
Research and development expenses	(1,501)	(1,730)
Other taxes	(1,600)	(7,768)
Impairment	(16,770)	(1,286)
Other expenses, net	(18,037)	(10,109)

Total	(206,800)	(208,031)

Notes to the financial statements (Expressed in millions of Reais, unless otherwise indicated)

26.	Net finance income (expense)

	Consolidated
	Jan-Sep/2016	Jan-Sep/2015
Debt interest and charges	(20,486)	(16,195)
Foreign exchange gains (losses) and inflation indexation charges on net debt (*)	(8,292)	(11,424)
Income from investments and marketable securities (Brazilian Government Bonds)	1,433	1,663

Financial result on net debt	(27,345)	(25,956)

Capitalized borrowing costs	4,525	4,336
Gains (losses) on derivatives	(295)	578
Interest income from marketable securities	17	78
Other foreign exchange gains (losses) and indexation charges, net	2,216	682
Other finance expenses and income, net	(994)	(2,831)

Net finance income (expenses)	(21,876)	(23,113)

Income	2,841	3,215
Expenses	(18,455)	(15,655)
Foreign exchange gains (losses) and inflation indexation charges	(6,262)	(10,673)

Total	(21,876)	(23,113)

(*)	Includes debt raised in Brazil (in Brazilian reais) indexed to the U.S. dollar.

27.	Supplemental information on statement of cash flows

	Consolidated
	Jan- Sep/ 2016	Jan- Sep/ 2015
Amounts paid/received during the period
Withholding income tax paid on behalf of third-parties	2,687	2,596
Capital expenditures and financing activities not involving cash
Purchase of property, plant and equipment on credit	246	414
Provision/(reversals) for decommissioning costs	(1,514)	(48)
Use of deferred tax and judicial deposit for the payment of contingency	283	340

Notes to the financial statements (Expressed in millions of Reais, unless otherwise indicated)

28.	Segment information

The Extraordinary General Meeting held on April 28, 2016 approved adjustments to the Company’s organization structure and governance and management model, aiming to align the organization with the new conditions faced by the oil and gas industry and to prioritize profitability and capital discipline. The new model does not propose discontinuing operations, however, it does consider merge of operations.

The current business segment information is reported in a manner in which the Company’s senior management assesses business performances, as well as makes decisions regarding investments and resources allocation. Due to adjustments in the organization structure and governance and management model, the Company may reassess its business segment report in order to improve management business analysis.

Consolidated assets by Business Area—09.30.2016
	Exploration and Production	Refining, Transportation & Marketing	Gas & Power	Biofuels	Distribution	Corporate	Eliminations	Total
Current assets	16,131	33,040	13,958	191	9,682	86,125	(14,374)	144,753
Non-current assets	432,201	136,850	51,324	1,764	10,552	30,125	(4,363)	658,453

Long-term receivables	24,170	10,593	3,345	12	3,454	23,853	(4,201)	61,226
Investments	5,110	4,696	1,654	1,424	50	21	—	12,955
Property, plant and equipment	395,117	120,845	45,272	328	6,320	5,666	(162)	573,386
Operating assets	289,118	106,233	38,833	318	5,396	4,476	(162)	444,212
Under construction	105,999	14,612	6,439	10	924	1,190	—	129,174
Intangible assets	7,804	716	1,053	—	728	585	—	10,886

Total Assets	448,332	169,890	65,282	1,955	20,234	116,250	(18,737)	803,206

Consolidated assets by Business Area—12.31.2015	Exploration and Production	Refining, Transportation & Marketing	Gas & Power	Biofuels	Distribution	Corporate	Eliminations	Total
Current assets	14,215	35,247	10,398	176	8,979	112,715	(12,149)	169,581
Non-current assets	469,181	142,384	65,625	1,709	11,609	41,350	(1,304)	730,554

Long-term receivables	25,250	9,309	5,303	12	3,355	32,792	(1,142)	74,879
Investments	7,054	3,431	1,781	1,339	134	33	—	13,772
Property, plant and equipment	428,447	128,982	57,300	358	7,296	7,610	(162)	629,831
Operating assets	310,761	112,470	47,611	317	6,175	5,798	(162)	482,970
Under construction	117,686	16,512	9,689	41	1,121	1,812	—	146,861
Intangible assets	8,430	662	1,241	—	824	915	—	12,072

Total Assets	483,396	177,631	76,023	1,885	20,588	154,065	(13,453)	900,135

Notes to the financial statements (Expressed in millions of Reais, unless otherwise indicated)

Consolidated Statement of Income by Business Area

Consolidated Statement of Income per Business Area—09.30.2016
	Jan-Sep/2016
	Exploration and Production	Refining, Transportation & Marketing	Gas & Power	Biofuels	Distribution	Corporate	Eliminations	Total
Sales revenues	83,370	163,016	25,007	612	73,749	—	(133,654)	212,100

Intersegments	79,530	46,033	6,404	587	1,100	—	(133,654)	—
Third parties	3,840	116,983	18,603	25	72,649	—	—	212,100
Cost of sales	(64,610)	(123,657)	(18,513)	(683)	(68,232)	—	130,761	(144,934)

Gross profit (loss)	18,760	39,359	6,494	(71)	5,517	—	(2,893)	67,166
Income (Expenses)	(21,226)	(13,867)	(4,650)	(186)	(5,351)	(16,818)	232	(61,866)
Selling	(397)	(4,863)	(2,208)	(4)	(3,569)	13	254	(10,774)
General and administrative	(952)	(1,076)	(567)	(61)	(663)	(5,217)	(1)	(8,537)
Exploration costs	(4,647)	—	—	—	—	—	—	(4,647)
Research and technological development	(652)	(144)	(46)	(2)	(1)	(656)	—	(1,501)
Other taxes	(259)	(169)	(585)	(7)	(91)	(489)	—	(1,600)
Impairment	(8.909)	(6.073)	(1.446)	(24)	(318)	—	—	(16.770)
Other expenses, net	(5,410)	(1,542)	202	(88)	(709)	(10,469)	(21)	(18,037)

Net income (loss) before financial results, profit sharing and income taxes	(2,466)	25,492	1,844	(257)	166	(16,818)	(2,661)	5,300
Financial income (expenses), net	—	—	—	—	—	(21,876)	—	(21,876)
Share of earnings in equity-accounted investments	149	520	338	(386)	25	—	—	646

Net Income (loss) before income taxes	(2,317)	26,012	2,182	(643)	191	(38,694)	(2,661)	(15,930)
Income tax and social contribution	839	(8,667)	(627)	88	(57)	7,644	905	125

Net income (loss)	(1,478)	17,345	1,555	(555)	134	(31,050)	(1,756)	(15,805)

Net income (loss) attributable to:
Shareholders of Petrobras	(1,313)	17,600	1,239	(555)	131	(32,680)	(1,756)	(17,334)
Non-controlling interests	(165)	(255)	316	—	3	1,630	—	1,529

Net income (loss)	(1,478)	17,345	1,555	(555)	134	(31,050)	(1,756)	(15,805)

Notes to the financial statements (Expressed in millions of Reais, unless otherwise indicated)

Consolidated Statement of Income per Business Area

Consolidated Statement of Income per Business Area—09.30.2015 (*)
	Jan-Sep/2015(*)
	Exploration and Production	Refining, Transportation & Marketing	Gas & Power	Biofuels	Distribution	Corporate	Eliminations	Total
Sales revenues	89,254	181,400	32,522	526	81,633	—	(148,800)	236,535

Intersegments	85,713	56,153	5,088	488	1,358	—	(148,800)	—
Third parties	3,541	125,247	27,434	38	80,275	—	—	236,535
Cost of sales	(61,811)	(148,629)	(26,168)	(587)	(75,587)	—	147,974	(164,808)

Gross profit	27,443	32,771	6,354	(61)	6,046	—	(826)	71,727
Expenses	(9,292)	(10,621)	(3,551)	(116)	(5,106)	(15,048)	511	(43,223)
Selling	(525)	(4,803)	(547)	(5)	(4,125)	23	517	(9,465)
General and administrative	(1,018)	(980)	(585)	(74)	(674)	(4,896)	(1)	(8,228)
Exploration costs	(4,637)	—	—	—	—	—	—	(4,637)
Research and technological development	(683)	(284)	(138)	(25)	(3)	(597)	—	(1,730)
Other taxes	(445)	(2,162)	(1,007)	(3)	(84)	(4,067)	—	(7,768)
Impairment	(336)	(365)	(585)	—	—	—	—	(1.286)
Other expenses, net	(1,648)	(2,027)	(689)	(9)	(220)	(5,511)	(5)	(10,109)

Net income (loss) before financial results, profit sharing and income taxes	18,151	22,150	2,803	(177)	940	(15,048)	(315)	28,504
Financial income (expenses), net	—	—	—	—	—	(23,113)	—	(23,113)
Share of earnings in equity-accounted investments	(349)	1,085	305	(347)	(22)	(130)	—	542

Net Income (loss) before income taxes	17,802	23,235	3,108	(524)	918	(38,291)	(315)	5,933
Income tax and social contribution	(6,172)	(7,532)	(953)	60	(320)	9,287	108	(5,522)

Net income (loss)	11,630	15,703	2,155	(464)	598	(29,004)	(207)	411

Net income (loss) attributable to:
Shareholders of Petrobras	11,604	15,717	1,905	(464)	595	(27,048)	(207)	2,102
Non-controlling interests	26	(14)	250	—	3	(1,956)	—	(1,691)

Net income (loss)	11,630	15,703	2,155	(464)	598	(29,004)	(207)	411

(*)	For comparative purposes consolidated statement of income by segment for the nine-month period ended September 30, 2015 is adjusted in accordance with note 4.2 of the consolidated financial statements as of December 31, 2015.

Notes to the financial statements (Expressed in millions of Reais, unless otherwise indicated)

Breakdown of the activities abroad

	Exploration and Production	Refining, Transportation & Marketing	Gas & Power	Distribution
Assets as of 09.30.2016	20,771	3,099	231	2,833
Statement of income—Jan-Sep/2016
Sales revenues	3,859	8,286	1,405	8,872
Intersegments	1,845	6,901	71	6
Third parties	2,014	1,385	1,334	8,866
Gross profit	1,264	184	221	943
Net income (loss) before financial results, profit sharing and income taxes	(222)	(49)	140	(36)
Net income (loss) attributable to shareholders of Petrobras	(214)	(46)	244	(54)

	Exploration and Production	Refining, Transportation & Marketing	Gas & Power	Distribution
Assets as of 12.31.2015	31,683	5,459	1,577	3,057
Statement of income—Jan-Sep/2015
Sales revenues	4,562	10,043	1,304	9,950
Intersegments	2,353	2,517	83	4
Third parties	2,209	7,526	1,221	9,946
Gross profit	1,549	676	227	908
Net income before financial results, profit sharing and income taxes	779	299	161	205
Net income attributable to shareholders of Petrobras	847	302	219	172

Notes to the financial statements (Expressed in millions of Reais, unless otherwise indicated)

29.	Provisions for legal proceedings

29.1.	Provisions for legal proceedings, judicial deposits and contingent liabilities

The Company recognizes provisions based on the best estimate of the costs of proceedings for which it is probable that an outflow of resources embodying economic benefits will be required and that can be reliably estimated. These proceedings mainly include:

•	Labor claims, in particular: (i) a review of the methodology by which the minimum compensation based on an employee’s position and work schedule (Remuneração Mínima por Nível e Regime—RMNR) is calculated; (ii) lawsuits relating to overtime pay; and (iii) individual actions of outsourced employees;

•	Tax claims including: (i) claims relating to Brazilian federal and state tax credits applied that were disallowed; (ii) demands relating to the VAT (ICMS) tax collection on jet fuel sales; and (iii) alleged misappropriation of VAT (ICMS) tax credits on import of platforms;

•	Civil claims relating to: (i) losses and damages proceedings resulting from the cancellation of an assignment of excise tax (IPI) credits to a third party; (ii) royalties collection over the shale extraction; (iii) non-compliance with contractual terms relating to oil platform construction; (iv) reached and ongoing agreements to settle Opt-out Claims filed before the United States District Court for the Southern District of New York; and (v) compensation relating to an easement over a property.

•	Environmental claims regarding fishermen seeking indemnification from the Company for a January 2000 oil spill in the State of Rio de Janeiro.

Provisions for legal proceedings are set out as follows:

	Consolidated
Non-current liabilities	09.30.2016	12.31.2015
Labor claims	3,835	3,323
Tax claims	4,497	3,087
Civil claims	4,118	2,069
Environmental claims	196	282
Other claims	141	15

Total	12,787	8,776

	Consolidated
	09.30.2016	12.31.2015
Opening Balance	8,776	4,091
Additions	3,857	5,294
Use of provision	(710)	(989)
Accruals and charges	995	346
Others	(131)	34

Closing Balance	12,787	8,776

29.2.	Judicial deposits

Judicial deposits made in connection with legal proceedings are set out in the table below according to the nature of the corresponding lawsuits:

	Consolidated
Non-current assets	09.30.2016	12.31.2015
Tax	4,974	4,076
Civil	2,914	2,693
Labor	3,220	2,670
Environmental	349	305
Others	17	14

Total	11,474	9,758

Notes to the financial statements (Expressed in millions of Reais, unless otherwise indicated)

29.3.	Contingent liabilities

Contingent liabilities for which either the Company is unable to make a reliable estimate of the expected financial effect that might result from resolution of the proceeding, or a cash outflow is not probable, are not recognized as liabilities in the financial statements but are disclosed in the notes to the financial statements, unless the likelihood of any outflow of resources embodying economic benefits is considered remote.

The estimated contingent liabilities for legal proceedings as of September 30, 2016, for which the possibility of loss is not considered remote, are set out in the following table:

Consolidated
Nature
Tax	130,108
Labor	21,583
Civil—General	26,556
Civil—Environmental	6,920
Others	31

Total	185,198

Notes to the financial statements (Expressed in millions of Reais, unless otherwise indicated)

A brief description of the nature of the main contingent liabilities (tax, civil, environmental and labor) is set out in the following table:

Description of tax matters	Estimate
Plaintiff: Secretariat of the Federal Revenue of Brazil 1) Withholding income tax (IRRF), Contribution of Intervention in the Economic Domain (CIDE), Social Integration Program (PIS) and Contribution to Social Security Financing (COFINS) on remittances for payments of vessel charters. Current status: This claim involves lawsuits in different administrative and judicial stages.	34,291
2) Immediate deduction from the basis of calculation of taxable income (income tax—IRPJ and social contribution—CSLL) of crude oil production development costs in 2009, 2010 and 2011. Current status: This claim involves lawsuits in administrative stages.	20,169
3) Requests to compensate federal taxes disallowed by the Brazilian Federal Tax Authority. Current status: This claim involves lawsuits in different administrative and judicial stages.	9,574
4) Deduction from the basis of calculation of taxable income (income tax—IRPJ and social contribution—CSLL) of amounts payed to Petros Plan, as well as several expenses occurred in 2007 and 2008, related to employee benefits and Petros. Current status: This claim involves lawsuits in different administrative and judicial stages.	7,534
5) Income from subsidiaries and associates located outside Brazil, from 2005 to 2010, not included in the basis of calculation of taxable income (IRPJ and CSLL). Current status: Awaiting the hearing of an appeal at the administrative level.	6,922
6) Incidence of social security contributions over contingent bonuses paid to employees. Current status: Awaiting the hearing of an appeal at the administrative level.	2,583
7) Collection of Contribution of Intervention in the Economic Domain (CIDE) from March 2002 to October 2003 on transactions with fuel retailers and service stations protected by judicial injunctions determining that fuel sales were made without gross-up of such tax. Current status: This claim involves lawsuits in judicial stages.	2,107
Plaintiff: State of São Paulo Finance Department 8) Penalty for the absence of a tax document while relocating a rig to an exploratory block, and on the return of this vessel, as well as collection of the related VAT (ICMS), as a result of the temporary admission being unauthorized, because the customs clearance has been done in Rio de Janeiro instead of São Paulo. Current status: This claim involves lawsuits in judicial stages.	5,454
9) Deferral of payment of VAT (ICMS) taxes on B100 Biodiesel sales and the charge of a 7% VAT rate on B100 on Biodiesel inter-state sales, including states in the Midwest, North and Northeast regions of Brazil and the State of Espírito Santo. Current status: This claim involves lawsuits at administrative level.	2,642
Plaintiff: States of RJ and BA Finance Departments 10) VAT (ICMS) on dispatch of liquid natural gas (LNG) and C5+ (tax document not accepted by the tax authority), as well as challenges on the rights to this credit. Current status: This claim involves lawsuits in different administrative and judicial stages.	4,309
Plaintiff: Municipal governments of the cities of Anchieta, Aracruz, Guarapari, Itapemirim, Marataízes, Linhares, Vila Velha and Vitória 11) Alleged failure to withhold and pay tax on services provided offshore (ISSQN) in favor of some municipalities in the State of Espírito Santo, under the allegation that the service was performed in their “respective coastal waters”. Current status: This claim involves lawsuits in administrative and judicial stages.	3,624
Plaintiff: States of SP, RS and SC Finance Departments 12) Collection of VAT (ICMS) related to natural gas imports from Bolivia, alleging that these states were the final destination (consumers) of the imported gas. Current status: This claim involves lawsuits in different administrative and judicial stages, as well as three civil lawsuits in the Federal Supreme Court.	2,661
Plaintiff: States of RJ, RN, AL, AM, PA, BA, GO, MA and SP Finance Departments 13) Alleged failure to write-down VAT (ICMS) credits related to exemption or non-taxable sales made by the Company’s customers. Current status: This claim involves lawsuits in different administrative and judicial stages.	2,384
Plaintiff: States of RJ, SP, PR, RO and MG Finance Departments 14) Additional VAT (ICMS) due to differences in rates on jet fuel sales to airlines in the domestic market. Current status: This claim involves lawsuits in different administrative and judicial stages.	3,366
Plaintiff: States of PR, AM, BA, ES, PA, PE and PB Finance Departments 15) Incidence of VAT (ICMS) over alleged differences in the control of physical and fiscal inventories. Current status: This claim involves lawsuits in different administrative and judicial levels.	1,760
Plaintiff: States of SP, CE, PB, RJ, BA and PA Finance Departments 16) VAT (ICMS) and VAT credits on internal consumption of bunker fuel and marine diesel, destined to chartered vessels. Current status: This claim involves several tax notices from the states in different administrative and judicial stages.	1,471
Plaintiff: States of RJ, SP, SE and BA Finance Departments 17) Use of VAT (ICMS) credits on the purchase of drilling rig bits and chemical products used in formulating drilling fluid. Current status: This claim involves lawsuits in different administrative and judicial stages.	1,316
Plaintiff: States of RJ, SP, ES and BA Finance Departments 18) Misappropriation of VAT tax credit (ICMS) on the acquisitions of goods that, per the tax authorities, are not related to property, plant and equipment. Current status: This claim involves lawsuits in different administrative and judicial stages.	1,217
Plaintiff: States of MG, MT, GO, RJ, PA, CE, BA, PR, SE, AL AND RN Finance Departments 19) Misappropriation of VAT tax credit (ICMS) on the acquisitions of goods that, per the tax authorities, are not related to inventories. Current status: This claim involves lawsuits in different administrative and judicial stages.	1,000

Plaintiff: State of Pernambuco Finance Department

20) Alleged incorrect application of VAT (ICMS) tax base with respect to interstate sales of natural gas transport through city-gates in the State of Pernambuco destined to the distributors in that State. The Finance Department of the State of Pernambuco understands that activity as being an industrial activity which could not be characterized as an interstate sale transaction (considering that the Company has facilities located in Pernambuco), and consequently charging the difference on the tax levied on the sale and transfer transactions.
Current status: This claim involves lawsuits in different administrative and judicial stages.

995
21) Other tax matters	14,729

Total for tax matters	130,108

Notes to the financial statements (Expressed in millions of Reais, unless otherwise indicated)

Description of labor matters	Estimate
Plaintiff : Sindipetro of ES, RJ, BA, MG, SP, PE, SE, RN, CE, PR, SC and RS. 1) Class actions requiring a review of the methodology by which the minimum compensation based on an employee’s position and work schedule (Remuneração Mínima por Nível e Regime—RMNR) is calculated. Current status: The Company filed its collective bargaining agreement with the Superior Labor Court and, on October 19, 2015, the Court ruled in favor of the Company and notified the Regional Labor Courts of its understanding of the matter.	13,622
Plaintiff : Sindipetro of Norte Fluminense – SINDIPETRO/NF 2) The plaintiff claims Petrobras failed to pay overtime for standby work exceeding 12-hours per day. It also demands that the Company respects a 12-hour limit per workday, subject to a daily fine. Current status: Awaiting the Superior Labor Court to judge appeals filed by both parties.	1,179

Plaintiff : Sindipetro of ES, RJ, BA, MG, SP, PR, CE, SC,SE, PE and RS

3) Class Actions regarding wage underpayments to certain employees due to alleged changes in the methodology used to factor overtime into the calculation of paid weekly rest, allegedly computed based on ratios that are higher than those established by Law No. 605/49.
Current status: The Superior Labor Court (“Tribunal Superior do Trabalho—TST”) unified a favorable understanding to the Company’s opinion. There are TST decisions favorable to the plaintiffs on individual and collective proceedings judged before the mentioned unification. With respect to the claim filed by Sindipetro Norte Fluminense (NF): (i) the Company has filed an appeal in the TST to overturn a decision and is awaiting judgment; and (ii) The Regional Labor Court (“Tribunal Regional do Trabalho—TRT”) from the First Region issued an opinion favorable to the Company in its review appeal. The court stated that the enforceable title changed the factors used on the calculation of extra hour, increasing it and resulting in a considerable decrease in the estimated amount.

1,093
4) Other labor matters	5,689

Total for labor matters	21,583

Description of civil matters	Estimate

Plaintiff: Agência Nacional de Petróleo, Gás Natural e Biocombustíveis—ANP

1) Proceedings challenging an ANP order requiring Petrobras to unite Lula and Cernambi fields on the BM-S-11 joint venture; to unite Baúna and Piracicaba fields; to unite Tartaruga Verde and Mestiça fields; and to unite Baleia Anã, Baleia Azul, Baleia Franca, Cachalote, Caxaréu, Jubarte and Pirambu, in the Parque das Baleias complex, which would cause changes in the payment of special participation charges.
Current status: The claims are being disputed in court and in arbitration proceedings. As a result of judicial decisions, the arbitrations have been suspended. On the Lula and Cernanbi proceeding, for the alleged differences on the special participation, the Company made judicial deposits. However, with the cancellation of the favorable injunction, currently the payment of these alleged differences have been made directly to ANP, until a final judicial decision is handed down. On the Baúna and Piracicaba proceeding, Petrobras made court-ordered judicial deposits. On the Baleia Anã, Baleia Azul, Baleia Franca, Cachalote, Caxaréu, Jubarte and Pirambu, in the Parque das Baleias complex proceeding, as a result of a judicial decision and of a Chamber of Arbitration ruling, the collection of the alleged differences has been suspended. On the Tartaruga Verde and Mestiça proceeding, the arbitration is suspended by judicial decision and, so far, there has been no additional collection of special participation due to the unification.

5,831
2) Administrative proceedings challenging an ANP order requiring Petrobras to pay special participation fees and royalties (government take) with respect to several fields and alleged failure to comply with the minimum exploration activities program, as well as alleged irregularities related to compliance with the oil and gas industry regulation. Current status: This claim involves lawsuits in different administrative and judicial stages.	5,361

Plaintiff: Several plaintiffs in Brazil and EIG Management Company in USA

3) Arbitration in Brazil and lawsuit in the USA regarding Sete Brasil.
Current status: The arbitrations in Brazil are at an early stage and a Chamber of Arbitration has not yet been established. The lawsuit filed by EIG and affiliates alleges that the Company committed fraud by inducing plaintiffs to invest in Sete Brasil Participações SA (“Sete”) through communications that failed to disclose the alleged corruption scheme. The Company has been allowed a period to present its initial position before the federal court in Washington, DC.

5,060
Plaintiff: Refinaria de Petróleo de Manguinhos S.A. 4) Lawsuit seeking to recover damages for alleged anti-competitive practices with respect to gasoline, diesel and LPG sales in the domestic market. Current status: This claim is in the judicial stage and was ruled in favor of the plaintiff in the first stage. The Company is taking legal actions to ensure its rights. The Brazilian Antitrust regulator (CADE) has analyzed this claim and did not consider the Company’s practices to be anti-competitive.	1,831
Plaintiff: Vantage Deepwater Company e Vantage Deepwater Drilling Inc. 5) Arbitration in the United States for unilateral termination of the drilling service contract tied to ship-probe Titanium Explorer. Current status: The arbitration panel has been established and the parties will discuss the schedule of the proceeding.	1,298
6) Other civil matters	7,175

Total for civil matters	26,556

Description of environmental matters	Estimate
Plaintiff: Ministério Público Federal, Ministério Público Estadual do Paraná, AMAR—Associação de Defesa do Meio Ambiente de Araucária, IAP—Instituto Ambiental do Paraná and IBAMA—Instituto Brasileiro de Meio Ambiente e Recursos Naturais Renováveis. 1) Legal proceeding related to specific performance obligations, indemnification and compensation for damages related to an environmental accident that occurred in the State of Paraná on July 16, 2000. Current status: The court partially ruled in favor of the plaintiff, however both parties (the plaintiff and the Company) filed an appeal.	2,709

Plaintiff: Instituto Brasileiro de Meio Ambiente—IBAMA and Ministério Público Federal

2) Administrative proceedings arising from environmental fines related to exploration and production operations (Upstream) contested because of disagreement over the interpretation and application of standards by IBAMA, as well as a public civil action filed by the Ministério Público Federal for alleged environmental damage due to the accidental sinking of P-36 Platform.
Current status: A number of defense trials and the administrative appeal regarding the fines are pending, and others are under judicial discussion. With respect to the civil action, the Company appealed the ruling that was unfavorable in the lower court and monitors the use of the procedure that will be judged by the Regional Federal Court.

1,240
3) Other environmental matters	2,971

Total for environmental matters	6,920

Notes to the financial statements (Expressed in millions of Reais, unless otherwise indicated)

29.4.	Class action and related proceedings

Between December 8, 2014 and January 7, 2015, five putative securities class action complaints were filed against the Company in the United States District Court for the Southern District of New York (SDNY). These actions were consolidated on February 17, 2015 (the “Consolidated Securities Class Action”). The Court appointed a lead plaintiff, Universities Superannuation Scheme Limited (“USS”), on March 4, 2015. USS filed a consolidated amended complaint (“CAC”) on March 27, 2015 that purported to be on behalf of investors who:

a)	purchased or otherwise acquired Petrobras securities traded on the NYSE or pursuant to other transactions in the U.S. during the period January 22, 2010 and March 19, 2015, inclusive (the “Class Period”), and were damaged thereby;

b)	purchased or otherwise acquired during the Class Period certain notes issued in 2012 pursuant to a registration statement filed with the SEC filed in 2009 , or certain notes issued in 2013 or 2014 pursuant to a registration statement filed with the SEC in 2012 , and were damaged thereby; and

c)	purchased or otherwise acquired Petrobras securities on the Brazilian stock exchange during the Class Period, who also purchased or otherwise acquired Petrobras securities traded on the NYSE or pursuant to other transactions in the U.S. during the same period.

The CAC alleged, among other things, that in the Company’s press releases, filings with the SEC and other communications, the Company made materially false and misleading statements and omissions regarding the value of its assets, the amounts of the Company’s expenses and net income, the effectiveness of the Company’s internal controls over financial reporting, and the Company’s anti-corruption policies, due to alleged corruption purportedly in connection with certain contracts, which allegedly artificially inflated the market value of the Company’s securities.

On April 17, 2015, Petrobras, Petrobras Global Finance—PGF and the underwriters of notes issued by PGF (the “Underwriter Defendants”) filed a motion to dismiss the CAC.

On July 9, 2015, the judge presiding over the Consolidated Securities Class Action ruled on the motion to dismiss, partially granting the Company’s motion. Among other decisions, the judge dismissed claims relating to certain debt securities issued in 2012 under the Securities Act of 1933, as time barred by the Securities Act’s statute of repose and ruled claims relating to securities purchased on the Brazilian stock exchange must be arbitrated, as established in the Company’s bylaws. The judge rejected other arguments presented in the motion to dismiss the CAC and, as a result, the Consolidated Securities Class Action continued with respect to other claims.

As allowed by the judge, a second consolidated amended complaint was filed on July 16, 2015, a third consolidated amended complaint was filed on September 1, 2015, among other things extending the Class Period through July 28, 2015 and adding Petrobras America, Inc. as a defendant, and a fourth consolidated amended complaint (“FAC”) was filed on November 30, 2015. The FAC, brought by lead plaintiff and three other plaintiffs – Union Asset Management Holding AG (“Union”), Employees’ Retirement System of the State of Hawaii (“Hawaii”), and North Carolina Department of State Treasurer (“North Carolina”) (collectively, “class plaintiffs”) – brings those claims alleged in the CAC that were not dismissed or were allowed to be re-pleaded under the judge’s July 9, 2015 ruling.

On October 1 and December 7, 2015, Petrobras, PGF, Petrobras America, Inc. and the Underwriter Defendants filed a motion to dismiss the FAC.

On December 20, 2015, the judge ruled on the motion to dismiss the FAC, partially granting the motion. Among other decisions, the judge dismissed the claims of USS and Union based on their purchases of notes issued by PGF for failure to plead that they purchased the notes in U.S. transactions. The judge also dismissed claims under the Securities Act of 1933 for certain purchases for which class plaintiffs had failed to plead the element of reliance. The judge rejected other arguments presented in the motion to dismiss the FAC and, as a result, the Consolidated Securities Class Action continued with respect to the remaining claims.

On October 15, 2015, class plaintiffs filed a motion for class certification in the Consolidated Securities Class Action, and on November 6, 2015, Petrobras, PGF, Petrobras America, Inc. and the Underwriter Defendants opposed the motion. On February 2, 2016, the judge granted plaintiffs’ motion for class certification, certifying a Securities Act Class represented by Hawaii and North Carolina and an Exchange Act Class represented by USS. On June 15, 2016, the United States Court of Appeals for the Second Circuit (“Second Circuit”) granted Petrobras’s motion requesting interlocutory appellate review of the class certification decision. The parties completed briefing the appeal on September 8, 2016. Petrobras and the other defendants moved in district court for a stay of all district court proceedings pending the Second Circuit’s decision on the merits of the appeal of the class certification. While on June 24, 2016, the district judge denied the motion, on August 2, 2016, the Second Circuit granted Defendants’ motion before it to stay all district court proceedings pending a decision on the appeal of the class certification decision. Oral argument regarding the appeal was held before the Second Circuit on November 2, 2016.

On June 27, 2016, the parties filed motions for summary judgment. Further summary judgment briefing is stayed pursuant to the Second Circuit’s Order.

Notes to the financial statements (Expressed in millions of Reais, unless otherwise indicated)

In addition to the Consolidated Securities Class Action, to date, 30 lawsuits (the “Opt-out Claims”) have been filed by individual investors before the same judge in the SDNY (three of which have been stayed), and one has been filed in the United States District Court for the Eastern District of Pennsylvania, consisting of allegations similar to those in the Consolidated Securities Class Action. On August 21, 2015, Petrobras, PGF and underwriters of notes issued by PGF filed a motion to dismiss certain of the Opt-out Claims, and on October 15, 2015, the judge ruled on the motion to dismiss, partially granting the motion. Among other decisions, the judge dismissed several Exchange Act, Securities Act and state law claims as barred by the relevant statutes of repose. The judge denied other portions of the motion to dismiss and, as a result, these actions continued with respect to other claims brought by these plaintiffs.

On October 31, 2015, the judge ordered that the Opt-out Claims before him in the SDNY and the Consolidated Securities Class Action shall be tried together in a single trial that will not exceed a total of eight weeks.

On November 5, 2015, the judge scheduled the trial to begin on September 19, 2016; however, the trial is now stayed due to the stay imposed by the Second Circuit decision on August 2, 2016. On November 18, 2015, the judge ordered that any Opt-out Claim filed after December 31, 2015 will be stayed in all respects until after the completion of the trial.

In October 2016, the Company reached agreements to settle Opt-out Claims in four cases: Dodge & Cox Int’l Stock Fund, et al. v. Petróleo Brasileiro S.A. – Petrobras, et al., No. 15-cv-10111 (JSR), Janus Overseas Fund, et al. v. Petróleo Brasileiro S.A. – Petrobras, et al., No. 15-cv-10086 (JSR),PIMCO Funds: PIMCO Total Return Fund, et al. v. Petróleo Brasileiro S.A. – Petrobras, et al., No. 15-cv-08192 (JSR) and Al Shams Investments Ltd., et al. v. Petróleo Brasileiro S.A. – Petrobras, et al., No. 15-cv-6243 (JSR). The terms of the settlements are confidential. The Company is also in settlement discussions with certain plaintiffs in other Opt-out Claims. Based on the settlements reached, and the status of certain other Opt-out Claims, the Company recognized a provision of R$ 1,182 (US$ 364 million) at September 30, 2016.

The Consolidated Securities Class Action and certain Opt-out Claims involve highly complex issues that are subject to substantial uncertainties and depend on a number of factors such as the novelty of the legal theories, the information produced in discovery, the timing of court decisions, discovery from adverse parties or third parties, rulings by the court on key issues, analysis by retained experts, and the possibility that the parties negotiate in good faith toward a resolution.

In addition, the claims asserted are broad, span a multi-year period and involve a wide range of activities, and the contentions of the plaintiffs in the Consolidated Securities Class Action and certain Opt-out Claims concerning the amount of alleged damages are varied and, at this stage, their impact on the course of the litigation is complex and uncertain. The uncertainties inherent in all such matters affect the amount and timing of the ultimate resolution of these actions. As a result, the Company is unable to make a reliable estimate of eventual loss arising from the Consolidated Securities Class Action and certain Opt-out Claims.

Depending on the outcome of the litigation, we may be required to pay substantial amounts, which could have a material adverse effect on the Company’s financial condition, its consolidated results of operations or its consolidated cash flows for an individual reporting period.

The Company has engaged a U.S. firm as legal counsel and intends to defend these actions vigorously.

30.	Collateral for crude oil exploration concession agreements

The Company has granted collateral to the Brazilian Agency of Petroleum, Natural Gas and Biofuels (Agência Nacional de Petróleo, Gás Natural e Biocombustíveis—ANP) in connection with the performance of the Minimum Exploration Programs established in the concession agreements for petroleum exploration areas in the total amount of R$ 7,906, of which R$ 3,170 were still in force as of September 30, 2016, net of commitments undertaken. The collateral comprises crude oil from previously identified producing fields, pledged as collateral, amounting to R$ 2,597 and bank guarantees of R$ 573.

Notes to the financial statements (Expressed in millions of Reais, unless otherwise indicated)

31.	Risk management

The Company is exposed to a variety of risks arising from its operations, including price risk (related to crude oil and oil products prices), foreign exchange rates risk, interest rates risk, credit risk and liquidity risk. Corporate risk management is part of the Company’s commitment to act ethically and comply with the legal and regulatory requirements of the countries where it operates. To manage market and financial risks the Company preferably takes structuring measures through an adequate capital and leverage management. The Company takes account of risks in its business decisions and manages any such risk in an integrated manner in order to enjoy the benefits of diversification.

A summary of the derivative financial instruments positions held by the Company and recognized in other current assets and liabilities as of September 30, 2016, as well as the amounts recognized in the statement of income and other comprehensive income and the guarantees given is set out as follows:

	Statement of Financial Position
	Notional value		Fair value Asset Position (Liability)		Maturity
	09.30.2016	12.31.2015	09.30.2016	12.31.2015
Derivatives not designated for hedge accounting
Future contracts—total (*)	(808)	(5,694)	(79)	149

Long position/Crude oil and oil products	91,027	53,735	—	—	2017
Short position/Crude oil and oil products	(91,835)	(59,429)	—	—	2017
Options—total (*)	(115)	123	(2)	38

Call/Crude oil and oil products	(70)	—	—	—	2017
Put/Crude oil and oil products	(45)	123	(2)	38	2017
Forward contracts—total			8	24

Long position/Foreign currency forwards (BRL/USD) (**)	US$ 144	US$ 217	5	23	2016
Short position/Foreign currency forwards (BRL/USD) (**)	US$ 49	US$ 50	3	1	2016
Derivatives designated for hedge accounting
Swap—total			(49)	(130)

Foreign currency / Cross-currency Swap (**)	US$ 0	US$ 298	—	(62)	2016
Interest—Libor / Fixed rate (**)	US$ 371	US$ 396	(49)	(68)	2019

Total recognized in the Statement of Financial Position			(122)	81

(*)	Notional value in thousands of bbl.
(**)	Amounts in US$ are presented in million.

	Gains/(losses) recognized in the statement of income (*)		Gains/(losses) recognized in the Shareholders’ Equity (**)		Guarantees given as collateral
	Jan-Sep/2016	Jan-Sep/2015	Jan-Sep/2016	Jan-Sep/2015	09.30.2016	12.31.2015
Commodity derivatives	(110)	531	—	—	241	36
Foreign currency derivatives	(166)	70	21	17	—	—
Interest rate derivatives	(19)	(23)	(2)	(8)	—	—

	(295)	578	19	9	241	36
Cash flow hedge on exports (***)	(7,534)	(4,193)	48,828	(68,393)	—	—

Total	(7,829)	(3,615)	48,847	(68,384)	241	36

(*)	Amounts recognized in finance income in the period.
(**)	Amounts recognized as other comprehensive income in the period.
(***)	Using non-derivative financial instruments as designated hedging instruments, as set out in note 31.2.

Notes to the financial statements (Expressed in millions of Reais, unless otherwise indicated)

A sensitivity analysis of the derivative financial instruments for the different types of market risks as of September 30, 2016 is set out following:

		Consolidated
Financial Instruments	Risk	Probable Scenario (*)	Stressed Scenario (Δ of 25%)	Stressed Scenario (Δ of 50%)
Derivatives not designated for hedge accounting
Future contracts	Crude oil and oil products—price changes	—	(305)	(611)
Forward contracts	Foreign currency—depreciation BRL x USD	—	(77)	(155)
Options	Crude oil and oil products—price changes	—	(6)	(12)

		—	(388)	(778)
Derivatives designated for hedge accounting
Swap		2	(5)	(8)
Debt	Interest—LIBOR increase	(2)	5	8

Net effect		—	—	—

(*)	The probable scenario was computed based on the following risks: oil and oil products prices: fair value on September 30, 2016; R$ x U.S. Dollar—a 0.1% depreciation of the Real; Japanese Yen x U.S. Dollar—a 2.7% depreciation of the Japanese Yen/LIBOR Forward Curve—a 0.07% increase throughout the curve. Source: Focus and Bloomberg.

31.1.	Risk management of price risk (related to crude oil and oil products prices)

Petrobras does not regularly use derivative instruments to hedge exposures to commodity price cycles related to products purchased and sold to fulfill operational needs. Derivatives are used as hedging instruments to manage the price risk of certain short-term commercial transactions.

31.2.	Foreign exchange risk management

Petrobras seeks to identify and manage foreign exchange rate risks based on an integrated analysis of its businesses with the benefits of diversification. The Company’s short-term risk management involves choosing the currency in which to hold cash, such as the Brazilian Real, U.S. dollar or other currency. The foreign exchange risk management strategy may involve the use of derivative financial instruments to hedge certain liabilities, minimizing foreign exchange rate risk exposure.

a)	Cash Flow Hedge involving the Company’s future exports

The Company designates hedging relationships to account for the effects of the existing hedge between a portion of its long-term debt obligations (denominated in U.S. dollars) and its highly probable U.S. dollar denominated future export revenues, so that gains or losses associated with the hedged transaction (the highly probable future exports) and the hedging instrument (debt obligations) are recognized in the statement of income in the same periods.

A portion of principal amounts and accrued interest (non-derivative financial instruments), as well as foreign exchange rate forward contracts (derivative financial instruments) have been designated as hedging instruments. Derivative financial instruments expired during the year were replaced by principal and interest amounts in the hedging relationships for which they had been designated.

Individual hedging relationships were designated in a one-to-one proportion, meaning that a portion of the highly probable future exports for each month will be the hedged transaction of an individual hedging relationship, hedged by a portion of the company’s long-term debt. Only a portion of the Company’s forecast exports are considered highly probable.

Whenever a portion of future exports for a certain period for which a hedging relationship has been designated is no longer highly probable, the Company revokes the designation and the cumulative foreign exchange gains or losses that have been recognized in other comprehensive income remain separately in equity until the forecast exports occur.

If a portion of future exports for which a hedging relationship has been designated is no longer expected to occur, any related cumulative foreign exchange gains or losses that have been recognized in other comprehensive income from the date the hedging relationship was designated to the date the Company revoked the designation is immediately recycled from equity to the statement of income.

Notes to the financial statements (Expressed in millions of Reais, unless otherwise indicated)

Mainly due to the decrease in international oil prices, a portion of future exports for which a hedging relationship had been designated was no longer expected to occur or did not occur in the nine-month period ended September 30, 2016. Therefore, hedging relationship was revoked and a portion was reclassified to the statement of income in the amount of R$ 1,024 in the nine-month period ended September 30, 2016.

The carrying amounts, the fair value as of September 30, 2016, and a schedule of expected reclassifications to the statement of income of cumulative losses recognized in other comprehensive income (shareholders’ equity) based on a US$ 1.00 / R$ 3.2462 exchange rate are set out below:

Hedging Instrument	Hedged Transactions	Nature of the Risk	Maturity Date	Principal Amount (US$ million)	Carrying amount as of September 30, 2016
Non-derivative financial instruments (debt: principal and interest)	Portion of highly probable future monthly exports revenues	Foreign Currency – Real vs U.S. Dollar Spot Rate	October 2016 to March 2027	59,132	191,954

Changes in the reference value (principal and interest)	US$ million	R$
Amounts designated as of December 31, 2015	61,520	240,222

Additional hedging relationships designated, designations revoked and hedging instruments re-designated	7,945	28,636
Exports affecting the statement of income	(2,150)	(7,548)
Principal repayments / amortization	(8,183)	(28,062)
Foreign exchange variation	—	(41,294)

Amounts designated as of September 30, 2016	59,132	191,954

The ratio of highly probable future exports to debt instruments for which a hedging relationship has been designated in future periods is set out below:

	Consolidated
	2016	2017	2018	2019	2020	2021	2022	2023	2024 to 2027	Average
Hedging instruments designated / Highly probable future exports (%)	38	42	85	93	84	85	80	73	80	78

A roll-forward schedule of cumulative foreign exchange losses recognized in other comprehensive income as of September 30, 2016 is set out below:

	Exchange rate	Tax effect	Total
Balance at December 31, 2015	(88,319)	30,028	(58,291)
Recognized in shareholders’ equity	41,294	(14,041)	27,253
Reclassified to the statement of income—occurred exports	6,510	(2,213)	4,297
Reclassified to the statement of income—exports no longer expected or not occurred	1,024	(348)	676

Balance at September 30, 2016	(39,491)	13,426	(26,065)

Additional hedging relationships may be revoked or additional reclassification adjustments from equity to the statement of income may occur as a result of changes in forecast export prices and export volumes following a review in the Company’s business plan. Based on a sensitivity analysis considering a US$ 10/barrel decrease in Brent prices stress scenario, when compared to the Brent price projections in our most recent update of the 2017-2021 Business and Management Plan (Plano de Negócios e Gestão –PNG), a R$ 16 reclassification adjustment from equity to the statement of income would occur.

Notes to the financial statements (Expressed in millions of Reais, unless otherwise indicated)

A schedule of expected reclassification of cumulative foreign exchange losses recognized in other comprehensive income to the statement of income as of September 30, 2016 is set out below:

	Consolidated
	2016	2017	2018	2019	2020	2021	2022	2023	2024 to 2027	Total
Expected realization	(2,329)	(10,106)	(10,495)	(7,187)	(5,273)	(4,423)	(5,078)	(2,393)	7,793	(39,491)

b)	Cash flow hedges involving swap contracts – Yen x Dollar

The Company had cross currency swap to fix in U.S. dollars the payments related to bonds denominated in Japanese yen, which matured on September 23, 2016. The relationship between the derivative and the bonds was designated for cash flow hedge accounting.

c)	Sensitivity analysis for foreign exchange risk on financial instruments

A sensitivity analysis is set out below, showing the probable scenario for foreign exchange risk on financial instruments, computed based on external data along with stressed scenarios (a 25% and a 50% change in the foreign exchange rates), except for assets and liabilities of foreign subsidiaries, when transacted in a currency equivalent to their respective functional currencies.

			Consolidated
Financial Instruments	Exposure at 09.30.2016	Risk	Probable Scenario (*)	Stressed Scenario (Δ of 25%)	Stressed Scenario (Δ of 50%)
Assets	12,121		14	3,030	6,061
Liabilities	(204,688)	Dollar/ Real	(240)	(51,172)	(102,344)
Cash flow hedge on exports	191,954		225	47,989	95,977

	(613)		(1)	(153)	(306)
Liabilities	(855)	Yen/ Dollar	23	(213)	(428)

	(855)		23	(213)	(428)
Assets	29		(1)	7	15
Liabilities	(171)	Euro/ Real	3	(43)	(86)

	(142)		2	(36)	(71)
Assets	23,025	Euro/ Dollar	(490)	5,756	11,513
Liabilities	(45,744)		974	(11,436)	(22,872)

	(22,719)		484	(5,680)	(11,359)
Assets	9	Pound Sterling/ Real	—	2	5
Liabilities	(69)		1	(17)	(35)

	(60)		1	(15)	(30)
Assets	7,815	Pound Sterling/ Dollar	(129)	1,954	3,908
Liabilities	(15,427)		255	(3,857)	(7,714)

	(7,612)		126	(1,903)	(3,806)

Total	(32,001)		635	(8,000)	(16,000)

(*)	On September 30, 2016, the probable scenario was computed based on the following risks: R$ x U.S. Dollar—a 0.1% depreciation of the Real / Japanese Yen x U.S. Dollar—a 2.7% depreciation of the Japanese Yen / Euro x U.S. Dollar: an 2.1% depreciation of the Euro / Pound Sterling x U.S. Dollar: a 1.7% depreciation of the Pound Sterling / Real x Euro—a 2% appreciation of the Real / Real x Pound Sterling— 1.5% appreciation of the Real. Source: Focus and Bloomberg.

31.3.	Interest rate risk management

The Company considers that interest rate risk does not create a significant exposure and therefore, preferably does not use derivative financial instruments to manage interest rate risk, except for specific situations encountered by certain subsidiaries of Petrobras.

Notes to the financial statements (Expressed in millions of Reais, unless otherwise indicated)

31.4.	Credit risk

Credit risk management in Petrobras aims at minimizing risk of not collecting receivables, financial deposits or collateral from third parties or financial institutions through efficient credit analysis, granting and management based on quantitative and qualitative parameters that are appropriate for each market segment in which the Company operates.

The commercial credit portfolio is broad and diversified and comprises clients from the domestic market and from foreign markets. Credit granted to financial institutions is related to collaterals received, cash surplus invested and derivative financial instruments. It is spread among “investment grade” international banks rated by international rating agencies and Brazilian banks.

31.5.	Liquidity risk

Liquidity risk is represented by the possibility of a shortage of cash or other financial assets in order to settle the Company’s obligations on the agreed dates and is managed by the Company based on policies such as: centralized cash management, optimization of the level of cash and cash equivalents held and reduction of the working capital; maintaining an adequate cash balance to ensure that cash needed for investments and short-term obligations is met even in adverse market conditions; increase in funding sources from domestic and international markets, developing a strong presence in the capital markets and also searching for new funding sources (new markets and financial products), as well as funds under the venture and divestment program.

In 2016, the Company used traditional funding sources (export credit agencies – ECAs, banking market, capital markets and development banks) to obtain the necessary funding to repay debt and fund its capital expenditures. The Company raised approximately US$ 11.3 billion through proceeds from long-term financing (mainly international capital market), of which US$ 9.3 billion were used to repurchase global notes previously issued.

A term sheet signed in first quarter of 2016 with the China Development Bank CDB to obtain US$ 10 billion through financing agreements is still being negotiated.

A maturity schedule of the Company’s finance debt (undiscounted), including face value and interest payments is set out following:

	Consolidated
Maturity	2016	2017	2018	2019	2020	2021 and thereafter	09.30.2016	12.31.2015
Principal	11,893	25,522	43,869	69,371	53,885	197,048	401,588	497,289
Interest	6,809	23,147	21,930	19,100	14,714	113,378	199,078	230,531

Total	18,702	48,669	65,799	88,471	68,599	310,426	600,666	727,820

32.	Fair value of financial assets and liabilities

Fair values are determined based on market prices, when available, or, in the absence thereof, on the present value of expected future cash flows.

The hierarchy of the fair values of the financial assets and liabilities, recorded on a recurring basis, is set out below:

-	Level 1: inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date.

-	Level 2: inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

-	Level 3: inputs are unobservable inputs for the asset or liability.

Notes to the financial statements (Expressed in millions of Reais, unless otherwise indicated)

	Fair value measured based on
	Level I	Level II	Level III	Total fair value recorded
Assets
Marketable securities	2,550	—	—	2,550
Foreign currency derivatives	—	8	—	8

Balance at September 30, 2016	2,550	8	—	2,558

Balance at December 31, 2015	3,255	24	—	3,279

Liabilities
Foreign currency derivatives	—	—	—	—
Commodity derivatives	(81)	—	—	(81)
Interest derivatives	—	(49)	—	(49)

Balance at September 30, 2016	(81)	(49)	—	(130)

Balance at December 31, 2015	—	(130)	—	(130)

There are no material transfers between levels.

The estimated fair value for the Company’s long term debt as of September 30, 2016, computed based on the prevailing market rates is set out in note 16.1.

The fair values of cash and cash equivalents, short-term debt and other financial assets and liabilities are equivalent or do not differ significantly from their carrying amounts.

33.	Subsequent events

Voluntary Separation Incentive Plan (PIDV) – PIDV BR 2016

On October 11, 2016, the Company’s wholly-owned subsidiary Petrobras Distribuidora S.A. launched a new voluntary separation incentive plan (PIDV BR 2016) in order to adjust the size of its workforce taking into account the divestment program and also the 2017-2021 Business and Management Plan goals, also considering the expectation of the employees, safeguard of knowledge and the ability to continue as a going concern.

Irrespective of position or eligibility to retire under the Brazilian Social Security National Institute rules, the PIDV BR 2016 will be open from November 1 st, 2016 to December 31, 2016 for all employees of at least ten years in this subsidiary workforce by December 30, 2016. It is expected 499 employee enrollments in this program and its implementation will costs approximately R$ 207 due to this expectation.

New diesel and gasoline pricing policy

On October 14, 2016, the board of executive officers of the Company approved the implementation of a new pricing policy for diesel and gasoline commercialized in its refineries. This pricing policy considers the following principles: the alignment with international prices (Import Parity Price—IPP), a margin reflecting the risks related to the operations, and also related taxes.

This policy foresees prices reviews, at least once a month, following international prices trends. Accordingly, refinery gate prices may increase, decrease or even be maintained.

Disposal of Nansei Seikyu (NSS)

On October 17, 2016 the Company’s Board of Directors approved the disposal of the Company’s interest in Nansei Seikyu (NSS) to Taiyo Oil Company in the amount of US$ 129.3 million. This amount will be totally disbursed pursuant to the transaction closing expected to occur in December 2016.

Notes to the financial statements (Expressed in millions of Reais, unless otherwise indicated)

Share Capital increase in NTS

The Extraordinary General Meeting of NTS, held on October 21, 2016, approved the proposal of its share capital increase in the amount of R$ 2,309, based on independent expert report dated on October 14, 2016, through net assets of the Company’s subsidiary TAG. This capital increase approval depended on ANP permission through the issuance of Permissions of Provisional Operation (Autorizações de Operação Provisórias), as occurred on October 24, 2016.

Share capital reduction in TAG

The Extraordinary General Meeting of the TAG, held on October 21, 2016, approved its share capital reduction, via capital surplus, in the amount of its investment in NTS (R$ 2,599) and transfer of all its interest in NTS to Petrobras, as occurred on October 24, 2016 pursuant to Permissions of Provisional Operation (Autorizações de Operação Provisórias) issued by ANP.

Funding through banking market (Banco Santander Brasil S.A.)

On October 28, 2016, the wholly-owned subsidiary Petrobras Global Trading B.V. – PGT raised funds through an unsecured loan with Banco Santander (Brasil) S.A. in the amount of US$ 1.2 billion and maturing in 2023.

The proceeds will be used to pay an existing debt, maturing in 2017 and amounting to US$ 800, with this financial institution. The remaining amount has already been used to prepay other bank debts.

Notes to the financial statements (Expressed in millions of Reais, unless otherwise indicated)

34.	Correlation between the notes disclosed in the complete annual financial statements as of December 31, 2015 and the interim statements as of September 30, 2016

	Number of notes
Notes to the Financial Statements	Annual for 2015		Quarterly information for 3Q-2016
The Company and its operations	1		1
Basis of preparation of interim financial statements	2		2
The “Lava Jato (Car Wash) Operation” and its effects on the Company	3		3
Basis of consolidation	(	*)	4
Accounting policies	4		5
Cash and cash equivalents and Marketable securities	7		6
Trade receivables	8		7
Inventories	9		8
Disposal of assets	10		9
Investments	11		10
Property, plant and equipment	12		11
Intangible assets	13		12
Impairment	14		13
Exploration for and evaluation of oil and gas reserves	15		14
Trade payables	16		15
Finance debt	17		16
Leases	18		17
Related parties	19		18
Provision for decommissioning costs	20		19
Taxes	21		20
Employee benefits (Post-employment)	22		21
Shareholders’ equity	23		22
Sales revenues	24		23
Other expenses, net	25		24
Costs and Expenses by nature	26		25
Net finance income (expense)	27		26
Supplementary information on the statement of cash flows	28		27
Segment reporting	29		28
Provisions for legal proceedings, contingent liabilities and contingent assets	30		29
Guarantees for concession agreements for petroleum exploration	32		30
Risk management and derivative instruments	33		31
Fair value of financial assets and liabilities	34		32
Subsequent events	35		33

(*)	Summary of significant accounting policies

The notes to the annual report 2015 that were suppressed in the 3Q-2016 because they do not have significant changes and / or may not be applicable to interim financial information are as follows:

Notes to the Financial Statements	Number of notes
Critical accounting policies: key estimates and judgments	5
New standards and interpretations	6
Petroleum and alcohol accounts—receivables from Federal Government	19.6
Tax amnesty programs – State Tax (Programas de Anistias Estaduais)	21.3
Contingent assets	30.5
Commitments to purchase natural gas	31
Capital management	33.4
Insurance	33.7

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 14, 2016

PETRÓLEO BRASILEIRO S.A—PETROBRAS

By:	/s/ Ivan de Souza Monteiro
Name: Ivan de Souza Monteiro Title: Chief Financial Officer and Investor Relations Officer